UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

CROSSHAIR EXPLORATION & MINING CORP.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

Suite 2300, 1066 West Hastings Street, Vancouver, B.C. Canada  V6E 3X2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                 37,610,540

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xxx   Item 18 ___

Index to Exhibits on Page 69

CROSSHAIR EXPLORATION & MINING CORP.

FORM 20-F REGISTRATION STATEMENT

INTRODUCTION

Crosshair Exploration & Mining Corp. was incorporated as a specially limited company pursuant to the Company Act (British Columbia) (replaced by the Business Corporations Act (British Columbia)) effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd. (Non-Personal Liability).  We converted from a Private Company to a Public Company on February 20, 1967.  On February 4, 1975 we changed our name to International Shasta Resources Ltd. (Non-Personal Liability) and consolidated our share capital on the basis of one new share for five old shares and increased our share capital from 600,000 common shares to 3,000,000 common shares.  On September 14, 1977 we increased our share capital from 3,000,000 common shares to 5,000,000 common shares.  On April 5, 1982, we increased our share capital from 5,000,000 common shares to 10,000,000 common shares by Special Resolution.  On March 5, 1986 we converted from a Specially Limited Company into a Limited Company under the name of International Shasta Resources Ltd. and increased our share capital from 10,000,000 common shares to 30,000,000 common shares.  On May 20, 1994, we changed our name to Consolidated Shasta Resources Inc. and consolidated our share capital on the basis of one new share for ten old shares and increased our share capital from 3,000,000 common shares to 20,000,000 common shares.  On November 23, 1994 we changed our name to Lima Gold Corporation and on September 21, 1999 we changed our name to International Lima Resources Corp. and consolidated our share capital on the basis of one new share for three old shares and increased our authorized share capital from 6,666,667 common shares to 20,000,000 common shares.  On November 5, 2003 we increased our share capital from 20,000,000 common shares to 100,000,000 common shares.  On March 1, 2004 we changed our name to Crosshair Exploration & Mining Corp.  On June 1, 2004 we replaced our Memorandum with a Notice of Articles as is required by the Business Corporations Act (British Columbia). On March 11, 2005 we changed our authorized capital to an unlimited number of common shares.

BUSINESS OF CROSSHAIR EXPLORATION & MINING CORP.

We are principally engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on our properties.  We do not have any commercially producing mines or sites, nor are we in the process of developing any commercial mines or sites.  We have not reported any revenue from operations since incorporation.  As such, we are defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Directors

The following table lists the names of our Directors as of November 30, 2005.

Name	Age	Date First Elected or Appointed
Mark J. Morabito, LLB. (1) (2)	39	November 12, 1998
Robert (Bob) F. Weicker, P.Geo. (3)	51	June 19, 2003
Stewart Wallis, P.Geo. (4)	60	June 19, 2003
Jay Sujir, LLB. (1)(5)	46	February 19, 2003
David Ying Tat Lee, MA (6)	55	February 17, 2004
Geir Liland (1) (7)	54	June 22, 2005

(1)

Member of Audit Committee.

(2)

Suite 2300, 1066 West Hastings Street, Vancouver, B.C. V6E 3X2, Canada

(3)

Suite 1410, 650 West Georgia Street, Vancouver, B.C. V6B 4N8, Canada

(4)

Suite 304, 595 Howe Street, Vancouver, B.C. V6C 2T5, Canada

(5)

Suite 1600, 609 Granville Street, Vancouver, B.C., V7Y 1C3, Canada

(6)

4018 West 38th Avenue, Vancouver, B.C. V6N 2N9, Canada

(7)

Suite 1600, 609 Granville Street, Vancouver, B.C. V7Y 1C3, Canada

Senior Management

The following table lists the names of our Senior Management as of November 30, 2005.  Our Senior Management serves at the pleasure of the Board of Directors.

Name and Position	Age	Date of First Appointment
Mark J. Morabito, LLB., President & CEO	39	January 29, 2003
Timothy Froude, P.Geo., Senior Vice President, Exploration	44	March 1, 2005
Mark T. Brown, CA, Chief Financial Officer	37	December 4, 2003
Yvonne Cole, Corporate Secretary	45	March 1, 2005
Dehua (Daniel) Huang, M.Sc., Chief Geologist (China)	49	June 1, 2004
Gregory R. Davis, Manager, Investor Relations	39	March 1, 2005
Dean Nawata, Investor Relations, Corporate Development	44	September 19, 2005

Mr. Morabito’s business functions, as our President and Chief Executive Officer, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of our expenses/taxes/activities, and reporting to the Board of Directors.

Mr. Brown’s business functions, as our Chief Financial Officer, include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of our expenses/taxes/activities.  He assists in ensuring our compliance with all statutory and regulatory compliance.

Ms. Cole’s business functions, as our Corporate Secretary, include attending and acting as the recording secretary of all meetings of the Board, shareholders and committees of the Board; entering or causing to be entered in records kept for that purpose minutes of all proceedings; as and when instructed preparation and dissemination of all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing our corporate seal and of all books, records and instruments belonging to us, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board or the chief executive officer may specify.  Ms. Cole may delegate all or part of her duties as Corporate Secretary to a nominee from time to time.

Mr. Froude’s business functions, as our Senior Vice President, Exploration, include responsibility for overseeing all of our exploration efforts. This includes hiring additional consultants to assist in exploration efforts; planning future exploration work on our mineral properties; assessing exploration reports; and, budgeting exploration expenses.  Mr. Froude reports directly to Mr. Morabito.

Mr. Huang’s business functions, as our Chief Geologist China, include geology, project generation, government relations and related business matters for our Chinese operations.

Mr. Davis’s business functions, as our Manager of Investor Relations, include the coordination of meetings with investors, advisors and analysts, consultation with the investor relations division in regards to marketing and media relations, assistance in the development and maintenance of the Company’s web site and locating potential sources of financing.  He also provides the Company with analysis and advice with respect to the financial impact of proposed capital expenditures and assists the directors, officers and management of the Company as required.

Mr. Nawata’s business functions, in Investor Relations, Corporate Development, include assisting the Company with due diligence in relation to proposed transactions, the preparation and dissemination of News Releases, the development of a market and shareholder communications program and to receive and respond to investor inquiries.  He also assists the directors, offices and management when required.

Advisors

Our Canadian Legal Counsel is:

Anfield Sujir Kennedy & Durno

Contact: Jay Sujir

609 Granville Street

Suite 1600

Vancouver, B.C. CANADA V7Y 1C3

Telephone: 604-669-1322

Our Bank is:

Bank of Montreal

Main Branch

595 Burrard Street

Vancouver, B.C. CANADA V7X 1L7

Telephone: 604-665-2643

Auditors

Our auditor is:

Davidson and Company LLP

P.O. Box 10372

Suite 1200, Stock Exchange Tower

609 Granville Street

Vancouver, B.C. CANADA V7Y 1G6

Telephone: 604-687-0947

Facsimile: 604-687-6172

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.  KEY INFORMATION.

Selected Financial Data

Our selected financial data for Fiscal 2005 ended April 30th and for Fiscal 2004 ended April 30th was derived from our financial statements that have been audited by Davidson and Company LLP, independent Chartered Accountants, as indicated in their audit reports.  Our selected financial data for Fiscal 2003/2002/2001 ended April 30th was derived from our financial statements that have been audited by Dale Matheson Carr-Hilton Labonte, independent Chartered Accountants, as indicated in their audit reports.  Effective January 1, 2004, LaBonte & Co. merged with Dale Matheson Carr-Hilton pursuant to which the name of our former principal independent accountant changed to Dale Matheson Carr-Hilton LaBonte.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future.  Our present policy is to retain all available funds for use in our operations and the expansion of our business.

The information in the following table is derived from our financial statements, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, are described in footnotes to the financial statements.

	Three months ended 07/31/05	Year Ended 4/30/05	Year Ended 4/30/04	Year Ended 4/30/03	Year Ended 4/30/02	Year Ended 4/30/01
CANADIAN GAAP	$	$	$	$	$	$
Revenue	Nil	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	(487,657)	(645,386)	(951,291)	(88,896)	(44,163)	(104,999)
Basic Income (Loss) Per Share	(0.01)	(0.03)	(0.09)	(0.02)	(0.01)	(0.02)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil
Weighted Average. Shares	37,620,866	24,677,131	10,447,188	5,394,639	4,646,171	4,255,329
Period-end Shares (#)	37,635,540	37,610,540	16,899,203	7,075,522	4,646,171	4,646,171

Working Capital	3,756,891	4,512,628	436,878	14,699	(35,793)	8,370
Mineral Properties	2,826,988	2,483,805	917,459	Nil	Nil	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	16,408,909	16,399,309	10,318,467	8,414,202	8,271,267	8,271,267
Shareholders’ Equity (Deficit)	6,585,487	6,998,171	1,356,820	18,246	(35,793)	8,370
Total Assets	6,727,425	7,310,943	1,511,804	85,275	15,676	51,768

US GAAP
Net Loss	830,840	2,748,252	2,068,750	88,896	44,163	N/A
Loss Per Share	0.03	0.11	0.20	0.02	0.01	N/A
Mineral Properties	Nil	Nil	Nil	Nil	N/A	N/A
Shareholders’ Equity	3,758,499	4,514,366	439,361	18,246	N/A	N/A
Total Assets	3,900,437	4,827,138	594,345	85,275	N/A	N/A

(1)

Cumulative Net Loss since incorporation through July 31, 2005 under US GAAP was ($13,322,278).

(2)

Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

(3)

Under SEC interpretation of US GAAP, all costs related to exploration-stage properties are expensed in the period incurred.

Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended April 30th, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Period	Average	High	Low	Close
October 2005	1.18	1.19	1.17	1.18
September 2005	1.12	1.19	1.16	1.16
August 2005	1.21	1.23	1.19	1.19
July 2005	1.22	1.24	1.20	1.23
June 2005	1.24	1.26	1.23	1.23
May 2005	1.26	1.27	1.21	1.26
Fiscal year ended April 30, 2005	1.27	1.40	1.17	1.26
Fiscal year ended April 30, 2004	1.35	1.42	1.27	1.37
Fiscal year ended April 30, 2003	1.54	1.60	1.43	1.43
Fiscal year ended April 30, 2002	1.57	1.61	1.51	1.57
Fiscal year ended April 30, 2001	1.52	1.58	1.46	1.54

Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of July 31, 2005.

SHAREHOLDERS’ EQUITY
37,635,540 shares issued and outstanding	$ 16,408,909
Contributed Surplus	671,868
Retained Earnings (deficit)	(10,495,290)
Net Stockholders’ Equity	6,585,487
TOTAL CAPITALIZATION	17,080,777
Stock Options Outstanding	4,799,622
Warrants Outstanding	7,260,154
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

Reasons For The Offer And Use Of Proceeds

Not applicable.

Risk Factors

This section describes some of the risks and uncertainties faced by us.  The factors below should be considered in connection with any forward-looking statements in this registration statement. The risks described below are considered to be the significant or material ones, but they are not the only risks faced by us.  Some risks may not be known to us and others that are not considered significant or material may turn out to be material.  Investment in our equity securities must be considered speculative and risky, since any one or more of the risks could materially impact our business, its revenues, income, ability to raise required capital and the market price of our equity securities.

RISKS RELATED TO OUR BUSINESS

We have no current mining operations and if we ever commence mining operations we face certain risks, any of which could result in our ceasing operations.

We have no current mining operations and no revenue from mining operations. If we ever commence actual mining operations, such operations would face the risk of changing circumstances, including but not limited to:

•

failure of production to achieve metal recovery levels indicated by pre-production testing of drill core and bulk samples;

•

estimates of reserves being adversely affected by encountering unexpected or unusual geological formations;

•

production costs being adversely affected by unforeseen factors such as substantial adverse changes in exchange rates or changes in environmental protection requirements, breakdowns and other technical difficulties, slides, cave-ins or other natural disasters, work interruptions or labour strikes;

•

the grade of ore actually mined being lower than that indicated by drilling results;

•

persistently lower market prices of the products mined than those used to determine the feasibility of mining a mineral occurrence;

•

adverse changes in interest rates that may apply to project development debt.

Going concern assumption used by our auditor highlights doubts on our ability to successfully continue.

Our consolidated financial statements have been prepared assuming we will continue on a going concern basis; however unless additional funding is obtained this assumption will have to change.

Cumulative unsuccessful exploration efforts by our personnel could result our having to cease operations.

The expenditures to be made by us in the exploration of our properties may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in our having to cease operations. Management feels that if exploration efforts were unsuccessful for a period of ten years, we would cease operations.  If that were the case, investors would lose their entire investment.

We have no reserves on our properties and if reserves are not defined we may have to cease operations.

The properties in which we have an interest or the concessions in which we have the right to earn an interest are in the exploratory stage only and are without a known body of ore.  If we do not ultimately find a body of ore, we would have to cease operations.

We will require additional funds to develop our properties and our inability to raise additional funds could cause us to forfeit our interest in our properties and reduce or terminate our operations.

There is no assurance we will be able to raise additional funds or settle debt by the issuance of shares.  If our exploration programs are successful, additional funds will be required to place our properties in commercial production.  The only sources of future funds presently available to us are the sale of equity capital, or the offering of an interest in our properties to be earned by another party or parties carrying out development thereof.  There is no assurance that any such funds will be available for operations.  Failure to obtain additional financing on a timely basis could cause us to forfeit our interest in our properties and reduce or terminate our operations.

We are subject to all the risks inherent in the mining industry and development of mineral properties and upon the occurrence of certain events we could incur significant costs that may have a materially adverse effect on our financial condition.

The development of mineral properties is highly speculative and involve substantial risks, even when conducted on properties known to contain quantities of minerals.  Our operations are subject to a variety of existing law and regulations relating to the development, permitting procedures, safety precautions, property reclamation, employee health and safety, and pollution and other environmental protection controls.  Technical considerations, delays in obtaining governmental approvals, inability to obtain financing, or other factors could cause delays or increase costs; such delays or increased costs could materially and adversely affect our financial performance.  Mineral exploration is subject to accidents, environmental hazards, the discharge of toxic chemicals and a variety of other hazards.  Such events may increase production costs or result in liability.  All phases of our operations are subject to environmental regulation in the jurisdictions in which we operate.  Environmental hazards may exist on our properties which are unknown to us at present, which have been caused by previous or existing owners or operators of the properties.  Upon the occurrence of any of the events set out above, we could incur significant costs that could have a materially adverse effect upon our financial condition.

The amount we spend on our properties is not evidence of their value.

Expenditures made by us in the exploration or development of our mineral properties are included in the balance sheet value of our resource properties. The amounts described as "Mineral Properties" in our balance sheets of our financial statements cannot be taken to reflect realizable value.

Title to our mineral properties may be disputed or may be subject to unregistered encumbrances, which could cause us to lose our interest in such property.

While an investigation has been conducted into the title to our mineral properties and we have satisfied ourselves as to the security of such title according to the laws of Canada and China, this is not to be construed as a guarantee of title.  Titles to and the extents of mineral applications and titles may be disputed and the titles to the properties may be subject to unregistered encumbrances, transfers, title defects and historical claims of indigenous peoples.

We have minimal positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations. Additional contributions of capital will result in dilution to existing shareholders.

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations.  Our cumulative loss, as of the year ended April 30, 2005, according to U.S. GAAP, is ($13,027,958).  We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current stockholders.

As of July 31, 2005 we have 4,799,622 share purchase options outstanding and 7,260,154 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 37,635,540 (as of July 31, 2005) to 49,695,316.  This represents an increase of 24.3% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution through employee, director and consultant stock options could adversely affect our shareholders.

Because our success is highly dependent upon our employees, we have granted to some or all of our key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of our other stockholders may be diluted. As of July 31, 2005, there were 4,774,622 share purchase options outstanding, which, if exercised, would result in an additional 4,774,622 common shares being issued.

The amount of capital necessary to meet all environmental regulations associated with our exploration programs could be in an amount significant enough to force us to cease operations.

Our current and anticipated future operations, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada and China.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force us to cease operations.  If that were the case, investors would lose their entire investment.

The risks associated with penny stock classification could affect the marketability of our equity securities and shareholders could find it difficult to sell their stock.

Our stock is subject to “penny stock” rules as defined in Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Our common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our equity securities in the United States and shareholders may find it more difficult to sell their shares.

We are dependent on key personnel and the absence of any of these individuals could result in our having to cease operations.

While engaged in the business of exploring mineral properties, our ability to continue our exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel.  Competition for such personnel is our Senior Management, particularly our President, Mark Morabito; our Vice President, Exploration, Timothy Froude; our Chief Financial Officer, Mark Brown; our Chief Geologist of China Projects, Dehua (Daniel) Huang and our entire Board of Directors.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us.  We are incorporated in the province of British Columbia under the Business Corporations Act (British Columbia) (formerly the Company Act).  Our directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

(a)

where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

(b)

the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

(c)

the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

(d)

a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

(e)

the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

(f)

the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

(g)

there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

RISKS PERTAINING TO THE INDUSTRY

Mineral prices are subject to flucuations and a significant decrease in price may make it impractical for us to continue our mineral exploration operations.

The economics of mineral exploration is affected by many factors including the cost of operations, variations in the grade of minerals explored and fluctuations in the market price of minerals. Depending on the price of minerals, it may be determined that it is impractical to continue the mineral exploration operation.  The mineral industry in general is an intensely competitive industry in which operators compete for the acquisition of mineral claims as well as the recruitment and retention of qualified employees.  Mineral prices are prone to fluctuations and the marketability of minerals is affected by government regulation relating to price, royalties, allowable production and the importing and exporting of minerals, the effect of which cannot be accurately predicted.  There is no assurance that a profitable market will exist for the sale of any minerals found on the properties.

Operating hazards and risks associated with the exploration-stage mining industry could result in our having to cease operations.

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  We may become subject to liability for cave-ins and other hazards for which we cannot insure or against which we may elect not to insure where premium costs are disproportionate to our perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force us to cease operations.

Our operations are governed by laws and regulations governing the exploration and development of mineral operations and our failure to comply with applicable laws may result in enforcement actions against us.

Our current or future operations, including development activities and commencement of production on our properties, require permits from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, site safety and other matters.  Companies engaged in the exploration and development of mineral properties generally experience increased costs and delays in development and other schedules as a result of the need to comply with the applicable laws, regulations and permits.  There can be no assurance that all permits which we may require for the facilities and conduct of exploration and development operations will be obtainable on reasonable terms or that such laws and regulation would not have an adverse effect on any exploration and development project which we might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in exploration and development operations may be required to compensate those suffering loss or damage by reason of the exploration and development activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulation and permits governing operations and activities of mineral companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or exploration and development costs or reduction in levels of exploration and development at producing properties or require abandonment or delays in development of new properties.

There is no guarantee that we will be able to obtain the necessary licenses and permits to carry on our activities, without which we could not carry on our mining operations.

We presently hold or have applied for all necessary licenses and permits to carry on our activities in which we are currently engaged under applicable laws and regulations in respect of our properties, and we are presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to changes in regulations and in various operational circumstances.  A substantial number of additional permits and licenses will be required should we proceed beyond exploration.  There can be no guarantee that we will be able to obtain such licenses and permits.

Our competitors have greater financial and technical measures and we may not be able to acquire additional attractive mineral properties on acceptable terms.

Significant and increasing competition exists for mineral opportunities in Canada and China.  There are a number of large established mineral companies with substantial capabilities and greater financial and technical resources than us.  We may be unable to acquire additional attractive mineral properties on terms we consider acceptable.  Accordingly, there can be no assurance that our exploration programmes will yield any new reserves or result in any commercial mineral operations.

ITEM 4.  INFORMATION ON THE COMPANY

History and Development of the Company

Introduction

Our executive office is located at:

Suite 2300, 1066 West Hastings Street

Vancouver, British Columbia, Canada  V6E 3X2

Telephone: (604) 601-8273

Facsimile: (604) 601-8250

Website: www.crosshairexploration.com

Email: mark@crosshairexploration.com

The contact person is: Mr. Mark J. Morabito, President.

Our fiscal year ends April 30th.

Our common shares trade on the TSX Venture Exchange under the symbol: “CXX”.

We have an unlimited number of common shares without par value authorized.  As at April 30th, 2005, the end of our most recent fiscal year, there were 37,610,540 common shares issued and outstanding.  As of November 30, 2005 there were 55,638,170 common shares issued and outstanding.

Incorporation and Name Changes

Crosshair Exploration & Mining Corp. was incorporated as a specially limited company pursuant to the Company Act (British Columbia) (replaced by the Business Corporations Act (British Columbia)) effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd. (Non-Personal Liability).  We converted from a Private Company to a Public Company on February 20, 1967.  On February 4, 1975 we changed our name to International Shasta Resources Ltd. (Non-Personal Liability) and consolidated our share capital on the basis of one new share for five old shares and increased our share capital from 600,000 common shares to 3,000,000 common shares.  On September 14, 1977 we increased our share capital from 3,000,000 common shares to 5,000,000 common shares.  On April 5, 1982, we increased our share capital from 5,000,000 common shares to 10,000,000 common shares by Special Resolution.  On March 5, 1986 we converted from a Specially Limited Company into a Limited Company under the name of International Shasta Resources Ltd. and increased our share capital from 10,000,000 common shares to 30,000,000 common shares.  On May 20, 1994, we changed our name to Consolidated Shasta Resources Inc. and consolidated our share capital on the basis of one new share for ten old shares and increased our share capital from 3,000,000 common shares to 20,000,000 common shares.  On November 23, 1994 we changed our name to Lima Gold Corporation and on September 21, 1999 we changed our name to International Lima Resources Corp. and consolidated our share capital on the basis of one new share for three old shares and increased our authorized share capital from 6,666,667 common shares to 20,000,000 common shares.  On November 5, 2003 we increased our share capital from 20,000,000 common shares to 100,000,000 common shares.  On March 1, 2004 we changed our name to Crosshair Exploration & Mining Corp.  On June 1, 2004 we replaced our Memorandum with a Notice of Articles as is required by the Business Corporations Act (British Columbia).On March 11, 2005 we changed our authorized capital to an unlimited number of common shares.

On March 29, 2004, the Company Act (British Columbia) (the “Company Act”) was replaced by the Business Corporations Act (British Columbia) (the “BCBCA”).  Accordingly, we are now subject to the BCBCA and are no longer governed by the Company Act.  There are a number of differences under the BCBCA, which differences are designed to provide greater flexibility and efficiency for British Columbia companies.

Under the BCBCA, every company incorporated under the Company Act must complete a mandatory transition rollover under the BCBCA to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004.  The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company, and the names and addresses of the directors of the company.  A copy of the Transition Application and Notice of Articles as filed with the Registrar of Companies for British Columbia is attached to this Form 20-F as Exhibit 1.9.

As a pre-existing Corporation under the Company Act, we were subject to provisions contained in the BCBCA known as the “Pre-Existing Company Provisions”.  The Pre-Existing Company Provisions are statutory provisions intended to preserve certain provisions of the Company Act to companies incorporated under the Company Act.  Under the BCBCA, we have the option to replace the Pre-Existing Company Provisions with a new form of Articles to take advantage of the benefits of the BCBCA, provided the shareholders approve the change.

Accordingly, at the annual meeting held on September 8th, 2004, our shareholders approved a special resolution to alter the Notice of Articles to remove the application of the Pre-Existing Company Provisions and to concurrently increase our authorized share capital from 100,000,000 common shares to an unlimited number of common shares.  A copy of the Notice of Alteration is attached to this Form 20-F as Exhibit 1.10 and 1.11.

In addition to deleting the Pre-Existing Company Provisions, the Board of Directors were also of the view that it would be in our best interest to adopt a new set of Articles to replace our Articles.  The new Articles will reflect the flexibility and efficiency permitted under the BCBCA, while maintaining a significant portion of the existing governing provisions.  As a result, most of the changes in the new Articles are minor in nature, and are not substantive changes.  A copy of the new Articles are attached to this Form 20-F as Exhibit 1.12.

Financings

We have financed our operations through funds raised in loans, public / private placements of equity securities, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount (Cdn $)
Fiscal 2001	Payment for Mineral Property (1)	50,000	7,500
	Issued for Debt Settlement (2)	328,078	42,650
	Issued for Loan Bonus (3)	12,764	1,915

Fiscal 2002	Nil	Nil	Nil

Fiscal 2003	Issued for Debt Settlement (4)	429,351	42,935
	Private Placement (5)	2,000,000	100,000

Fiscal 2004	Private Placement (6)	3,000,000	750,000
	Finder’s Fee (6)	200,000	50,000
	Private Placement (7)	200,000	50,000
	Private Placement (8)	467,500	140,250
	Private Placement (9)	25,000	7,500
	Private Placement (10)	2,078,000	519,500
	Finder’s Fee (10)	20,000	5,000
	Private Placement (11)	1,010,000	252,500
	Bonus Shares Issued (12)	315,748	78,937
	Payment for Mineral Property (13)	355,000	88,750
	Exercise of Share Purchase Options (14)	122,433	18,365
	Exercise of Share Purchase Options (15)	30,000	3,600
	Exercise of Share Purchase Warrants (16)	2,000,000	200,000

Fiscal 2005	Private Placement (17)	4,080,000	1,020,000
	Payment for Mineral Property (18)	40,000	10,000
	Payment for Mineral Property (19)	300,000	75,000
	Payment for Mineral Property (20)	600,000	160,000
	Shares Returned to Treasury (21)	(154,000)	(38,500)
	Private Placement (22)	1,525,000	381,250
	Private Placement (23)	2,750,000	1,100,000
	Finder’s Fee (23)	192,500	77,000
	Private Placement (24)	1,000,000	300,000
	Private Placement (25)	5,622,220	2,529,999
	Finder’s Fees (26)	190,867	85,890
	Exercise of Share Purchase Options (27)	248,750	136,822
	Exercise of Agent’s Options (28)	148,850	37,213
	Exercise of Broker’s Warrants (29)	1,133,150	415,730
	Exercise of Share Purchase Warrants (30)	2,954,000	1,033,900
	Exercise of Share Purchase Warrants (31)	20,000	6,000
	Issued for Debt Settlement (32)	60,000	10,200

May 1, 2005 to November 30, 2005	Exercise of Share Purchase Options (33)	320,000	176,379
	Private Placement (34)	12,977,500	11,182,000
	Finder’s Fee (34)	402,741	322,193
	Payment for Mineral Property (35)	100,000	25,000
	Payment for Mineral Property (36)	250,000	50,000
	Exercise of Agent’s Options (37)	456,896	386,676
	Exercise of Broker’s Warrants (38)	11,743	8,807
	Exercise of Share Purchase Warrants (39)	3,545,750	1,374,375

(1)

These shares were issued August 30, 2000 at a deemed value of $0.15 per share. They were issued in partial payment for the Tonsil-Dobie Property.

(2)

These shares were issued to three creditors on October 23, 2000.

(3)

On October 10, 2000 these share were  issued with respect to a creditor providing us with a loan.

(4)

These shares were issued to five creditors on August 28, 2002.

(5)

On February 5, 2003 we sold 2,000,000 units at a price of $0.05 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.10 expiring on February 5, 2004.

(6)

On September 16, 2003, we completed a private placement of 3,000,000 units at a price of $0.25 per unit, of which 2,000,000 units were flow-through units, for aggregate gross proceeds of $750,000.  Each flow-through unit consisted of one flow-through common share and one-half of one non-transferable share purchase warrant. Each full share purchase warrant was exercisable into one common share at a price of $0.35 until September 17, 2004. Each non flow-through unit consisted of one common share and one full non-transferable share purchase warrant. Each full share purchase warrant was exercisable into one common share at a price of $0.35 until September 17, 2004.  We issued 200,000 common shares on November 21, 2003 to the agent in payment of the corporate finance fee.

(7)

On November 5, 2003, we completed a private placement of 200,000 units at a price of $0.25 per unit for proceeds of $50,000. Each unit consisted of one common share and one warrant. Each full share purchase warrant was exercisable into one common share at a price of $0.35 until November 5, 2004.

(8)

On December 22, 2003, we completed a private placement of 467,500 units at $0.30 per unit for total proceeds of $140,250. Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share until December 22, 2004 at a price of $0.45 per common share. The warrants contained a forced exercise provision, which did not occur, whereby in the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days after the date that is 120 days after closing, the exercise period of the warrants would be shortened to a period of 30 days, commencing 7 calendar days after the 10th premium trading day.  We issued 46,750 warrants with the same terms to an agent in payment of the corporate finance fee.

(9)

On January 14, 2004, we completed a private placement of 25,000 units at $0.30 per unit for total proceeds of $7,500. Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share until January 14, 2005 at a price of $0.45 per common share. The warrants contained a forced exercise provision, which did not occur, whereby in the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days after the date that is 120 days after closing, the exercise period of the warrants would be shortened to a period of 30 days, commencing 7 calendar days after the 10th premium trading day.

(10)

On March 22, 2004, we completed a private placement of 2,078,000 units at $0.25 per unit for total proceeds of $519,500. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional common share at a price of $0.35 per common share expiring on March 22, 2005. In the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days, we could, on notice, accelerate the expiry date, although this did not occur. We issued 20,000 units with the same terms and 320,000 agent’s warrants to the agent in payment of the corporate finance fee.

(11)

On March 24, 2004, we completed a private placement of 1,010,000 units at $0.25 per unit for total proceeds of $252,500. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to acquire an additional common share at a price of $0.35 per common share expiring on March 24, 2005. In the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days, we could, on notice, accelerate the expiry date, although this did not occur.  We issued 80,000 broker’s warrants with the same terms to an agent in payment of the corporate finance fee.

(12)

On December 9, 2003, 315,748 common shares valued at $78,937 were issued in consideration for entering into a loan agreement. The loan was received and repaid during the year ended April 30, 2004. The value of the shares was expensed as financing costs during the year.

(13)

Pursuant to option agreements, 355,000 common shares valued at $0.25 per share were issued on October 2, 2003 for acquisition costs associated with our properties (300,000 of these shares were issued in conjunction with the Botwood Basin Claims and 55,000 were issued in conjunction with the North Paul’s Pond Gold Property).

(14)

These options were exercised by two optionees. On September 11, 2003, 102,433 shares were issued to Mark Morabito and on November 27, 2003, 20,000 shares were issued to Michael Wilson.

(15)

These options were exercised by John Sexton on March 30, 2004.

(16)

These share purchase warrants were issued pursuant to the private placement described in (5) above and the shares were issued on February 6, 2004.

(17)

We completed a private placement for 3,340,000 shares on May 18, 2004 and 740,000 shares on May 27, 2004. These were flow-through shares at a price of $0.25 per share. The Agent received an 8% commission of the gross proceeds along with 326,400 share purchase warrants exercisable into common shares at a price of $0.25 per common share for 12 months from date of issue.

(18)

These shares were issued on July 27, 2004 pursuant to acquisition costs associated with the North Paul’s Pond Property.

(19)

On October 12, 2004 these shares were issued pursuant to acquisition costs associated with the Glenwood Break Property, the Southern Gold Promise Property and the Wings Point-Titan property, as to 100,000 shares each.

(20)

These shares were issued pursuant to acquisition costs associated with the Moran Lake Property.

(21)

On July 27, 2004 these shares were returned to our treasury as a result of our termination of a consulting agreement with Small Cap Corporate Partners Inc., which called for the payment to Small Cap Corp. Partners Inc. of 154,000 common shares at a price of $0.25 per common share.

(22)

This private placement consisted of the sale of 1,525,000 units at a price of $0.25 per unit on November 26, 2004. Each unit was comprised of one common share and one non-transferable share purchase warrant. The warrant enables the holder to purchase one additional common share until November 27, 2005, exercisable at a price of $0.30 per share. All of the securities issued under this financing were subject to a hold period expiring March 27, 2005. If at any time after the expiry of the four month hold period, the published closing price of our common shares exceeds $0.60 for ten consecutive trading days, the exercise period of the Warrants will be reduced to a period of 30 days from the date that we provide written notice to the holders of the Warrants of such early expiry, although this did not occur.

(23)

On December 14, 2004, we closed a private placement which consisted of 2,750,000 Units at a price of $0.40 per Unit for aggregate gross proceeds of $1,100,000. Each Unit is comprised of one flow-through common share and one half of one non-transferable share purchase warrant. Each whole warrant is exercisable until December 14, 2005 and entitles the holder to purchase one  common share at a price of $0.50 per share. We paid a finder’s fee of 7% of the aggregate gross proceeds raised from to Strand Securities Corporation and others. The total number of finder’s fee Units issued was 192,500. The finder’s fee units include one non-flow through common share and a full share purchase warrant. The securities issued under the private placement subject to a hold period expiring April 15, 2005.

(24)

On January 10, 2005, we closed a Private Placement for 1,000,000 Units at a price of $0.30 per Unit for aggregate gross proceeds of $300,000. Each Unit is comprised of one common share and one non-transferable share purchase warrant. The warrant is exercisable for a period of one year and entitles the holder to purchase one common share at a price of $0.40 per share. The expiry date of the Warrants is January 10, 2006. If at any time after the expiry of the four month hold period, the published closing price of our common shares on the TSX Venture Exchange exceeds $0.60 per share for ten consecutive trading days, the exercise period of the Warrants will be reduced to a period of 30 days from the date that we provide written notice to the holders of the Warrants of such early expiry.

(25)

This private placement with Pacific International Securities (the “Agent”) was for 5,622,220 Units at a price of $0.45 per Unit which closed on March 15, 2005. The Agent fully exercised the over-allotment option; as the initial offering was for 4,444,444 Units at a price of $0.45 per Unit, for aggregate gross proceeds of $2,000,000. Each Unit is comprised of one common share and one half of one transferable share purchase warrant. Each whole warrant is exercisable until March 15, 2007 and entitles the holder to purchase one common share at a price of $0.75 per share. The Agent was entitled to a commission of 7% of the gross proceeds of the placement, part of which was taken in cash ($91,210) with the remainder in Units (190,867 Units). The Agent was also issued 562,222 compensation options equal to 10% of the number of Units sold. Each compensation option entitles the Agent to acquire one Unit of the Issuer at an exercise price of $0.50 for a period of two years. All securities issued pursuant to this offering were subject to a four-month hold period commencing March 15, 2005.

(26)

Finder’s fee issued in connection with the private placement described in (24) above.

(27)

These options were exercised by 9 optionees.

(28)

The agent’s options were exercised pursuant to a private placement.

(29)

The broker’s warrants were exercised pursuant to private placements.

(30)

The share purchase warrants were exercised pursuant to the private placement described in (9) above (1,944,000 warrants) and (10) (1,010,000 warrants).

(31)

The share purchase warrants were exercised by Lindsay Bottomer (20,000).

(32)

In February 2005, we settled debt of $10,200 by the issuance of 60,000 shares to Tim Froude (at the time one of our officers).

(33)

These options were exercised by 6 optionees.

(34)

On November 3, 2005, we closed a private placement with Pacific International Securities for 4,000,000 flow-through Units (the “FT Units”) at a price of $1.00 per FT Unit, for aggregate gross proceeds of $4,000,000 and 7,500,000 non-flow-through units (the “Common Share Units”) at a price of $0.80 per Common Share Unit for aggregate gross proceeds of $6,000,000. The Agent had partially exercised the over-allotment option by selling an additional 1,477,500 Common Share Units for aggregate gross proceeds of $1,182,000. Each FT Unit was comprised of one flow-through common share and one half of one transferable non-flow-through share purchase warrant. Each whole warrant is exercisable for a period of two years from the date the financing closed and entitles the holder to purchase one common share at a price of $1.75 per share. Each Common Share Unit was comprised of one non-flow-through common share and one half of one transferable non-flow-through share purchase warrant. Each whole warrant is exercisable for a period of two years from the date the financing closed and entitles the holder to purchase one common share at a price of $1.25 per share. The Agent was entitled to a commission of 7% of the gross proceeds of the placement, part of which was taken in cash ($460,547) with the remainder in Units (402,741 Units). The Agent was also issued 1,297,750 compensation options equal to 10% of the number of Units sold. Each compensation option entitles the Agent to acquire one Common Share at an exercise price of $0.85 for a period of two years. All securities issued pursuant to this offering are subject to a four month hold period commencing November 3, 2005.

(35)

On October 6, 2005 these shares were issued pursuant to acquisition costs associated with the Victoria Lake Property.

(36)

These shares were issued pursuant to acquisition costs associated with the Moran Lake Property.

(37)

The agent’s options were exercised pursuant to a private placement.

(38)

The broker’s warrants were exercised pursuant to private placements.

(39)

The share purchase warrants were exercised pursuant to the private placement described in (22) (1,505,000 warrants), (23) (1,065,750 warrants), and (24) (975,000warrants).

Capital Expenditures

Fiscal Year
Fiscal 2001	$12,500 (1)
Fiscal 2002	Nil
Fiscal 2003	$4,180 (2)
Fiscal 2004	$917,459 (3)
Fiscal 2005	$1,566,346 (4)

(1)

This expenditure related to the acquisition costs associated with the Dorothy Lake – Dobie River Property.

(2)

This expenditure related to the purchase of office equipment.

(3)

These funds were spent as outlined below (Note - The total amount  includes acquisition costs of $88,750, which were paid in common shares and not cash.):

Expense ($)	Glenwood Break Property	Wings Point-Titan Property	Southern Golden Promise	North Paul’s Pond Gold Property	DJ Gold Property
Geology	105,944	126,005	81,291	5,224	-
Geophysics	269,314	2,772	123,795	-	-
Admin.	30,835	13,268	6,484	1,026	-
Tech. Anal.	5,718	3,495	4,014	-	4,752
Acquisition	25,000	25,000	25,000	20,750	37,772

(4)

These funds were spent as outlined below (Note - The total amount  includes acquisition costs of $245,000, which were paid in common shares and not cash.):

Expense ($)	Glenwood Break Property	Wings Point-Titan Property	Southern Golden Promise	North Paul’s Pond Gold Property	Beigou Gold Property	Moran Lake Property	DJ Gold Property
Drilling and Trenching	51,712	126,500	13,076	2,008	-	-	-
Geology	171,706	7,270	143,655	30,756	64,473	193,243	6,349
Geophysics	44	2,346	23,500	11,154	-	83,137	-
Admin.	19,671	20,111	19,025	2,917	23,305	20,201	720
Technical analysis	80,219	31,232	71,449	16,043	304	41,919	937
Acquisition costs	25,000	34,360	25,000	20,000	83,362	260,000	28,580
Write off of mineral property	-	-	-	(109,878)	-	-	-

BUSINESS OVERVIEW

Historical Corporate Development

We are a natural resource company engaged in the acquisition and exploration of mineral resources in Canada and China.

During the fiscal year ended April 30, 2005 we raised $6,818,624 through the sale of equity securities, and in fiscal 2004 we raised $1,941,715.  We raised $100,000 through the sale of equity securities during the fiscal year ended April 30, 2003.

On February 18, 2003, we entered into three option agreements with an unrelated party, Rubicon Minerals Corporation, of Vancouver, B.C., whereby we acquired an option to earn up to a 60% interest in 2,515 mineral claims located in the Botwood Basin area of central Newfoundland, in consideration for the issuance of a total of 1,200,000 common shares and by incurring expenditures of $5,250,000 within four years of Exchange approval. The agreements cover three separate land packages known as "Southern Golden Promise", "Wings Point - Titan" and "Glenwood Break" (collectively referred to as the "Rubicon Properties"). Expenditures for the first year totaled $847,935. Pursuant to the terms of this agreement, we issued 300,000 common shares to Rubicon Minerals Corporation in fiscal 2004 and 300,000 common shares in fiscal 2005. In subsequent years we are obligated to issue 100,000 common shares per property in each of 2006 and 2007.  On September 7, 2005, we terminated the Wings Point – Titan option and on September 22, 2005 we terminated the option on the Glenwood Break property.  On October 6, 2005 we issued 100,000 common shares to Rubicon for the Southern Gold Promise Property and we are obligated to issue an additional 100,000 common shares in 2007 for the Southern Gold Promise Property.

Effective July 1, 2003, we entered into an agreement with an unrelated party, whereby we acquired a 100% interest in the North Paul's Pond gold property in North-Central Newfoundland. This property consists of 6 licenses totaling 55 claims and is located approximately 50 km southwest of the town of Gander. The option agreement called for exploration expenditures of $300,000, the issuance of up to 130,000 common shares and cash payments of $32,000 over a three-year term. The vendor retained a 1.5% net smelter return. Subsequent to the year ended April 30, 2005, we terminated the option on the North Paul’s Pond Gold property and related costs of $109,878 were written-off.

On August 18, 2003, we engaged the services of Boardmarker Consultancy Group to perform corporate development activities. Boardmarker Consultancy Group was paid a monthly retainer of $2,500 per month for the duration of the contract and received 100,000 share purchase options at $0.25. This contract was terminated on September 2, 2005.

On August 19, 2003 we entered into an agreement with Wolverton Securities Ltd. whereby Wolverton agreed to advance to us by way of a loan the amount of $100,000 at a rate of 10% per annum. In addition to the interest, we agreed to issue to Wolverton bonus shares in the maximum amount allowable by the policies of the TSX Venture Exchange. We were obligated to repay the total amount of the monies loaned plus interest thereon out of the gross proceeds of our Offering. These funds were repaid out of the proceeds of a private placement carried out during 2003.

In August 2003, a helicopter-borne magnetic and electromagnetic survey was completed over the claims comprising our Glenwood Break Property. The survey completed 4,240 line kilometers at a line spacing of seventy-five meters using helicopter electromagnetic/resistivity and horizontal gradient magnetic systems. An electromagnetic sensor height of thirty meters was used.

In September 2003, we acquired a 100% interest in two properties located in eastern Newfoundland. These properties were acquired by map staking.

At an extraordinary general meeting of shareholders held on September 8, 2003, shareholder approval was obtained to change our name from International Lima Resources Corp. to Crosshair Exploration and Mining Corp., which name change became effective on March 1, 2004.

During September, October, November and December 2003, we carried out exploration work on the Rubicon Properties in Newfoundland. This work was carried out by independent contractors and was supervised by Rubicon Minerals. In addition to the helicopter-borne magnetic and electromagnetic survey described above, this exploration work included sampling and the subsequent assaying of the samples. Specific work on each of the areas included:

(a)

On the Glenwood Break Property, three targets were identified and in early 2004 soil sampling and trenching work was carried out on these targets to determine if future drilling was warranted.

(b)

On the Wings Point-Titan area the exploration work consisted of excavator trenching; line cutting, soil sampling, ground magnetometer-VLF-EM, and trenching was conducted.

(c)

Full assay airborne geophysical surveys and prospecting work was done on the South Golden Promise group of properties.

In January 2004, we carried out due diligence with respect to a potential mineral property located in China.  We were subsequently granted an option to purchase that property, being the DJ Gold property. During the fiscal year ended April 30, 2005, we elected to terminate this option and consequently mineral property costs of $79,110 were written off.

In the early part of Fiscal 2004 we commenced active exploration activity on our Wing’s Point-Titan project in Newfoundland. The initial activity consisted of a drilling program and the testing of trench samples. This drilling was completed in June of 2004.

During the summer of 2004 we carried out active exploration work on our Glenwood property. This work initially consisted of trenching. During this time, we were also engaged in exploration work on our South Gold Promise property and our North Paul’s Pond property. The work on the South Gold Promise property consisted of reconnaissance prospecting and soil sampling. The work on the North Paul’s Pond property consisted of soil sampling, mapping and geophysics. In January 2005, we announced that this work had been completed and that a zone of gold bearing quartz veins had been discovered.

In September 2004, we entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the “Bureau”) in China for a formal Co-operative Joint Venture Contract of the Beigou Gold project. The Beigou project consists of three exploration licenses located in China. These exploration licenses are owned by the Bureau and would be transferred to a Joint Venture company to be formed between with the Bureau. The joint venture was formalized on December 2, 2004.  The original contract was amended and restated on April 18, 2005.

The Beigou gold project consists of three strategically located exploration licenses in Liaoning Province, in northeast China, where previous exploration located four (4) principal gold mineralized zones: I, II, VI and VII Zones.  The exploration licenses, which cover an area of 56.92 km2, are owned by the Bureau and were to be transferred to a joint venture company to be formed with the Bureau.  Pursuant to the terms of the amended and restated JV Agreement dated April 18, 2005 there are few significant changes from the Original JV Agreement and the Amended JV Agreement; with the two principal changes being as follows:

•

The Original Co-operative Joint Venture Contracted granted us the option, after we had obtained a 80% interest in the joint venture company, to purchase 50% of the Bureau’s 20% interest (10% of the joint venture company) for US$1,000,000 and the remaining 50% (the final 10% remaining interest held by the Bureau in the joint venture company) for US$1,500,000. The Amended Co-operative Joint Venture Contract no longer grants this right to us.

•

The Original Co-operative Joint Venture Contract provided that following the commencement of mining in the joint venture area, if we had exercised our option to purchase the Bureau’s 20% interest (as noted above) the Bureau was entitled to a royalty on the project equal to 1% of the net smelter returns. The Bureau no longer has this right.

We can earn up to an 80% interest in the Beigou Gold property by contributing an aggregate of US $4,000,000 in staged contributions over a five year period.  A budget of $1,133,000 is proposed to carry out an initial two-phase exploration program with the objective of establishing the resource potential of the Beigou gold property. This will include underground exploration, trenching, re-sampling programs, surface geology, geophysics, and drilling. As part of this program a 5,000-meter drill program using reverse circulation methods is planned to evaluate the resource potential at II-Zone.

On October 14, 2004, we entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 we acquired another 381 claims north of the Moran Lake Property, known as Moran Heights. The amended and restated Moran Lake option agreement calls for exploration expenditures of $3,000,000 ($338,500 of exploration work has been carried out as of April 30, 2005), the issuance of 1,600,000 common shares, of which 600,000 common shares have been issued, and cash payments of $575,000, of which $100,000 has been paid, with the balance of the shares and cash payable over a five-year term.  The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations.  We subsequently carried out a detailed digital compilation of all the historic work that has been carried out on the property.

In April 2005 we announced the completion of the Phase 2 uranium sampling program of the archived Shell Canada drill core from Moran Lake.  The Phase 2 sampling program focussed on previously unsampled radioactive intervals from several holes that were recommended for sampling by Shell Canada geologists.  The sampling opens up several new horizons both down dip and along strike and further highlights the uranium potential of the C Zone in addition to the numerous open ended drill intersections reported by Shell Canada.  A total of 81 samples have been cut and are being prepared for shipment to SGS Laboratories in Don Mills, Ontario.

In May 2005 we announced that a total of 488 additional claims staked by Rubicon in 2 separate blocks were now included in our original option agreement with Rubicon. The South Golden Promise property consists of four claim blocks, of which 2 blocks have become the focus of distinct exploration programs.  Block 4 is being explored for high grade, precious metal rich massive sulphide deposits. Block 1 is currently being explored for high grade turbidite-hosted gold deposits, with trenching in late 2004 yielding high grade grab samples of 105.28 g/t Au and 41.66 g/t Au (free gold observed in both). The four claim blocks of the South Golden Promise Property, which stretch for nearly 100 kilometers from Badger in the northeast to Victoria Lake in the southwest, are strategically located in central Newfoundland.

We commenced our summer exploration program in mid-July 2005 on the Victoria Lake property (formerly named Block 4 of the South Golden Promise property) located in south central Newfoundland.  The Victoria Lake property consists of 215 claims (5,375 ha).

We have now acquired, through the exercise of an “area of interest” right under our existing property option agreement with Rubicon, 45 new claims (1,125 ha) on highly prospective ground contiguous with Block 4.  The acquisition of this new ground brings the total number of claims at Block 4 to 211 (5275 ha) and includes areas of documented VMS style alteration as well as several untested geochemical and geophysical anomalies outlined by Noranda Exploration Co. Ltd. in the 1980’s and 1990’s. Through the exercise of an “area of interest” right under the property option agreement with Rubicon, we have also acquired 443 new claims contiguous with Block 1 covering projected extensions of the favorable horizon hosting the Snow White mineralization.

In August 2005 we commenced the airborne radiometric and magnetic survey being on the Moran Lake Uranium / IOCG property in Labrador.  The survey consists of 7,062 line kilometres.  We will be provided with preliminary data and maps as the survey progresses, which will enable us to begin follow up work consisting of prospecting and mapping anomalies before the airborne survey is completed. The results of the airborne survey and the concurrent field program already underway will be utilized to define additional targets warranting drill testing.  We have developed at 1000m drill program using previous targets identified by Shell Canada during the course of their prior work on the project and targets identified by the airborne survey will be added to the existing drill targets.

The airborne radiometric and magnetic survey was completed on October 1, 2005.  We have been receiving preliminary maps for portions of the property during the course of the survey that have outlined a significant number of highly prospective radiometric anomalies. These anomalies exhibit radiometric signatures of comparable, and in some cases greater, size and strength to the radiometric signals from areas of known mineralization on the Moran Lake property; specifically the Upper C Zone, which contains an historic uranium resource identified by Shell Canada Resources in the late 1970’s.  The ground program to follow up on a multitude of high priority targets identified from preliminary radiometric maps has been underway since the survey began in October 2005.  To date, our geological team has investigated 5 new high priority targets (currently being referred to as Areas 1 through 5) in the northern area of the property and have received assay results for 62 rock chip and grab samples.  The crews also collected a total of 20 samples from the B and C Zones and additional prospecting was carried out in the Moran Heights area to verify historic occurrences on the Moran Lake property.  The ongoing ground follow up program has resulted in the discovery of four zones of bedrock uranium (U3O8) mineralization, as well as sub-crop and high grade float on Areas 1 through 4. Area 5 has a very strong radiometric response; however the area is completely covered by thick overburden and will require further work to sample.

Plan Of Operations

Source of Funds for Fiscal 2004/2005

Our primary source of funds since incorporation has been through the issuance of equity securities.

We had a working capital balance of $4,512,628 on April 30, 2005. Subsequent to April 30, 2005, we have raised an additional $11,182,000 through a private placement financing.

Use of Funds for Fiscal 2006/2007

During Fiscal 2006 and Fiscal 2007, we estimate that we will expend approximately $1,000,000 each year on general and administrative expenses, including property evaluation costs prior to acquisition.  During Fiscal 2006 and Fiscal 2007 we estimate that we will expend approximately $2,000,000 each year on property acquisition costs and exploration expenses.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

We have had no revenue during the past five fiscal years.

As of April 30, 2005, we had assets valued at $7,139,499 located in Canada and assets valued at $171,444 located in China.

April 30, 2000	$ 163,215	Canada
April 30, 2001	51,768	Canada
April 30, 2002	15,676	Canada
April 30, 2003	85,275	Canada
April 30, 2004	1,469,280	Canada
	42,524	China
April 30, 2005	7,139,499	Canada
	171,444	China

Material Effects of Government Regulations

Our current and anticipated future operations, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities and from various governmental authorities in China.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations.  We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

Seasonality

We can only carry out exploration when weather is favourable.  Typically, we cannot carry out any work during the months of November to March on our Canadian properties.

Dependency upon Patents/Licenses/Contracts/Processes

Not applicable.

Sources/Availability of Raw Materials

Not applicable.

Organization Structure

We have no subsidiaries.

Property, Plant and Equipment

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits.  Our material properties are located in Canada (Southern Golden Promise and Moran Lake).  Our properties are without known reserves and the work being done by us is exploratory in nature.

Our executive offices are located in rented premises of approximately 800 square feet. at Suite 2300, 1066 West Hastings Street, Vancouver, British Columbia Canada.  We have occupied these facilities since 2003 and our current monthly rent is approximately $2,207. We also have a field office at 113 Monument Road, Conception Bay South, Newfoundland, Canada.

South Golden Promise Property

Pursuant to an option agreement dated February 14, 2003 with Rubicon Minerals, an unrelated public company, we were granted an option to purchase a 60% interest in the South Golden Promise Property. Rubicon Minerals acquired an option to earn a 100% interest in the Southern Golden Promise Property pursuant to an underlying option agreement with Al Keats, Calvin Keats and Kevin Keats (the "Vendors"). The Vendors are entitled to a 2.5% Net Smelter Return.  Rubicon Minerals can repurchase a 1.5% Net Smelter Return for $1,500,000 and has a right of first refusal with respect to the remaining 1.0%.  In order to keep its option in good standing and to earn its interest in the property, Rubicon must pay $60,000 and issue 40,000 common shares (or cash in lieu, at Rubicon's election) to the Vendors by February 14, 2006.

During the period ended April 30, 2004 we spent $240,584 on this property and spent a total of $536,289 on this property to April 30, 2005.

We can earn a 60% interest in the property by completing the terms of work and issuing shares as follows:

Expenditure Schedule

Year	Work Expenditures	Shares Issued to Rubicon
on Approval Date	Nil	100,000
on or before 1st anniversary	$ 250,000	100,000
on or before 2nd anniversary	$ 300,000	100,000
on or before 3rd anniversary	$ 500,000	100,000
on or before 4th anniversary	$ 700,000	Nil

The four blocks of licenses cover 23,000 hectares in 920 map-staked claims. Each claim is 500 by 500 metres, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The details of the licenses covered by the option agreement are described as follows:

Summary of Licenses under Option

Block	License	License Holder	# of Claims	Area (ha)	Work Due	Annual Expenditure	Report Due	License Renewal
Block 1	9050M	Rubicon	228	5,700	19 Aug 03	$45,600	18 Oct 03	19 Aug 07
Block 2	9051M	Rubicon	182	4,550	19 Aug 03	$36,400	18 Oct 03	19 Aug 07
	9052M	Rubicon	219	5,475	19 Aug 03	$43,800	18 Oct 03	19 Aug 07
Block 3	8017M	Allan Keats	30	750	28 May 03	$3,660	27 July 03	28 May 06
	8018M	Clavin Keats	30	750	28 May 03	$3,660	27 July 03	28 May 06
	9109M	Allan Keats	65	1,625	04 Oct 03	$13,000	03 Dec 03	04 Oct 07
Block 4	8883M	Kevin Keats	166	4,150	02 July 03	$33,200	31 Sept 03	02 July 07
Total			920	23,000		$179,320

Rubicon was the contractor for the execution of the exploration programs in the first year for cost plus 8% fee.  Subsequent to the first year, we have operate and carry out the exploration programs on all of our properties using in-house personnel.

Property Description and Location

Property Location

The Southern Golden Promise Property consists of four blocks of licenses located east, south, and southwest of Red Indian Lake in west central Newfoundland in the Grand Falls – Buchans Electoral District.  The property is named for the extension of similar geology of the Golden Promise gold project of Rubicon Minerals, about 16 kilometres northeast of the SGP Property.  The SGP Property comprises four blocks of licenses known as Noel Paul’s Brook (Block 1), Selby’s Pond (Block 2), Barren Lake (Block 3), and Victoria Lake (Block 4) properties.

Accessibility

The properties are accessible from Badger on the Trans Canada Highway via Route 370 to Buchans Junction about 43 km to the southwest. The Millertown - Lake Ambrose road west-southwest of Buchans Junction is the principal access road to the various blocks to the south and southwest.

Route 370 crosses the northeast corner of Block 1 about 30 kilometres southwest of Badger and eight kilometres east of Buchans Junction. The Exploits River crosses the north-central part. From the Millertown-Lake Ambrose Road, logging roads three kilometres south of Hungry Hill lead east into the southern part of Block 1.

The Millertown–Lake Ambrose Road passes through the centre of Block 2 about 12 kilometres south of Exploits Dam with secondary access via logging roads and snowmobile and ATV trails.

Block 3 can be reached by following the main logging road along the south shore of Red Indian Lake about 43 kilometres southwest of the Exploits River Dam and turning south on the Victoria Dam #5 road.  It crosses the Victoria River Dam #5 at about 10 kilometres and continues south towards Quinn Lake then northeast towards Barren Lake.  The Quinn Lake logging road complex, presently in poor condition, continues northeast and joins the Millertown–Lake Ambrose Lake road at the north end of Lake Ambrose.

Block 4 is accessible by the main logging road leading west from the Exploits Dam along the south shore of Red Indian lake via Tulks Valley.  Older logging roads, now in poor condition, lead to the western part of the block on the north shore of Victoria Lake. Access to the part of the block south of the Henry Water arm of Victoria Lake is by boat and remnant logging roads, now snowmobile and ATV trails.

Property Geology

Block 1 (Noel Paul’s Brook Property) [12A/16]

Block 1 is underlain mostly by the upper part of the Harpoon Brook Belt volcanic sediments. Evans et al. (1994b) differentiated the unit in the property area with the older package of fine-to coarse-grained sandstone with minor pebble conglomerate, and siltstone, argillite, black shale and rare limestone. The younger unit is finer-grained with siliceous siltstone, chert, and minor sandstone and argillite. It forms the uppermost part of the Harpoon Brook Belt, where it is in conformable contact with the Caradocian shale at the northeast corner of the license.

The prominent structures on the property are a major syncline-anticline pair traced by folds in the Caradocian shale. The folds are tight and upright with a gentle plunge to the northeast. Penetrative foliation is common parallel and subparallel to bedding.

Glacial striae showing ice movement to the northeast and south-southeast are observed locally.

Block 2 (Selby’s Pond Property) [12A/10]

Block 2 is underlain by mostly by the southwestern part of the Harpoon Brook Belt greywacke, siltstone and argillite. The south and west property boundaries straddle the contact with adjacent Tally Pond Volcanics and Long Lake Belt respectively. Two large bodies of Devonian gabbro intrude the sediments forming Hungry Hill. They are elongated to the northeast and appear to have intruded into the crests of the same syncline-anticline pair on Block 1 to the northeast. There is little outcrop over the central and western parts of the property, so the nature of the contact between the Harpoon Brook and Long Lake Belts is not known.

The contact with the Tally Pond Volcanics to the south has been tested locally by exploration, including several drill holes by Noranda Exploration Co. Ltd. The contact is at least locally conformable with Tally Pond-style clasts of volcanic rocks in the Harpoon Brook sediments and is marked by graphitic argillite.

Block 3 (Barren Lake Property) [12A/10 and 07]

Block 3 is underlain by about equal areas of Long Lake Belt volcanic clastics and intercalated breccias and carbonaceous tuffs and argillite and the large gabbro intrusion north of Barren Lake. The contact between the Long Lake Belt and the Tally Pond Volcanics to the south lies just along the southeastern boundary of the property.

Block 4 (Victoria Lake Property) [12A/06]

The western part of the Long Lake Belt covers the eastern two-thirds of Block 4 ending at the mouth of Henry Water on Victoria Lake. It is a series of interbedded mafic and felsic clastic sediments and local breccias, as well as graphitic mudstone/tuff in the centre and on the south side of the peninsula. The Henry Water tholeiitic basalts occur on the north shore of the peninsula. Evans and Kean interpreted the sequence as younging to the south in the transition from basalt to fine sediments. However, the interlayering suggests that the sequence complicated was by northeast-trending folding.

West of Henry Water, the Block is underlain by Harbour Round Belt siltstone and tuffaceous sandstone with local breccias. The contact between this and the Long Lake Belt is under Henry Water and is probably a major fault with a flexure forming the western shore of Henry Water.

Exploration and Development

We have carried out a two phase work program.  The first phase consisted of prospecting, mapping, till and rock sampling, and excavator trenching on targets defined by the other works.  Phase 2 focused on airborne geophysics over Blocks 1 and 2 only, since useable historical geophysical data exists for Blocks 3 and 4. Structural studies were recommended on all blocks, depending on the results of Phase 1 work.

Planned Work from April 2005 through December 2005

We intend to continue our exploration work, which will focus on extending the known gold bearing quartz veins on the South Golden Promise claims as well as trenching additional geochemical anomalies, all of which will be drill tested in the fourth quarter of 2005.  Line cutting and gravity surveying will be completed on the Victoria Lake claims by September with diamond drilling to test targets of metit for massive sulphides. We commenced our summer exploration program in mid-July 2005 on the Victoria Lake property (formerly named Block 4 of the South Golden Promise property) located in south central Newfoundland. The Victoria Lake property consists of 215 claims (5,375 ha).

Reconnaissance geochemical surveying is ongoing and targets will be trenched if warranted.

The Moran Lake Property

On October 14, 2004, we entered into an agreement with a private individual, Lewis Murphy, for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 we acquired another 381 claims north of the Moran Lake Property, known as Moran Heights. The amended and restated Moran Lake option agreement calls for exploration expenditures of $3,000,000 ($338,500 of exploration work has been carried out as of April 30, 2005), the issuance of 1,600,000 common shares, of which 600,000 common shares have been issued, and cash payments of $575,000, of which $100,000 has been paid, with the balance of the shares and cash payable over a five-year term.  The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations.  We subsequently carried out a detailed digital compilation of all the historic work that has been carried out on the property. The TSX Venture Exchange approved this transaction on November 10, 2004.

Property Description and Location

The Moran Lake Property is located in the Central Mineral Belt of Labrador, about 140 km north of the town of Happy Valley-Goose Bay and 85 km southwest of the coastal community of Postville on Kaipokok Bay.  In a direct line to the northeast, the property is about 75 km from tidewater.  The undeveloped Michelin uranium deposit is 60 km east-northeast of the Moran Lake Property.  The property area is within the Naskaupi Electoral District of Labrador.

Accessibility

Helicopter, and to a lesser degree float plane service out of Goose Bay, is the most efficient means of access to the property.  Local infrastructure is confined to the limited facilities of the community of Postville, which does enjoy commercial airline service from Goose Bay and commercial ferry service from St John’s, Newfoundland.  Coastal boats are available to convey goods and passengers from Happy Valley to Postville.  Most necessary goods and services, including charter aircraft, can be obtained in Goose Bay, which has excellent commercial airline connections to St John’s, Halifax and Montreal.

This part of Labrador has a sub-Arctic climate with short, cool summers and long, cold winters.  Snow cover lasts for six to eight months. Freeze-up begins in late-October and the lakes become ice free in mid-June.  Temperature ranges can be extreme from -30°C in winter to in excess of 28°C in the summer.  Lengthy periods of fog and/or rain can be experienced during the summer exploration season.

The topography of the Moran Lake area consists of rolling highlands with maximum relief approaching 300m.  The hilltops can be partly barren while the slopes and valleys are covered in vegetation, mostly scrubby black spruce and some deciduous trees with thick intervening growth of alders.  Almost everywhere there is a thick ground cover of moss.  The valleys can be steep sided and are often host to boggy ground with small ponds or lakes.  Moran Lake occupies a prominent valley which trends east-northeast and is probably the closest lake which could handle a fixed wing aircraft on floats or skis.

Property Geology

The Moran Lake Property was staked in a configuration to cover as much mineralized Paleoproterozoic stratigraphy as was available. This encompasses mostly rocks of the Moran Lake Group and the overlying Heggart Lake, Brown Lake and Sylvia Lake Formations of the Bruce River Group, with known occurrences of uranium, Cu, Pb, Zn, Ag, Fl and iron (as pyrite and hematite).

The Moran Lake Group (MLG) unconformably overlies Archean gneisses and granites of the Nain Province. The basal unit, the Warren creek Formation was deposited in a high energy, shallow shoreline or shelf environment and consists mainly of black graphitic, grey and green shale and siltstone containing local interbeds of dolostone, chert and black conglomerate with siltstone and shale clasts. The Warren Creek Formation ranges from perhaps 1,200m up to 3,000m in thickness and is overlain conformably by 100m to 300m thickness of the Joe Pond Formation, a sequence of light- to dark-green, fine grained, massive and pillowed basalt and mafic tuff with occasional interbeds of variably colored chert or grey dolostone. Rocks of the Moran Lake Group occupy a northeasterly trending belt which underlies the northern projection of the Moran Lake Property.

Exploration

We have just begun exploration work on the Moran Lake Property.  Early in 2005 we undertook a re-sampling program on previously unsampled, radioactive intervals in Shell drill holes from the B and C zones.  We sampled selected portions from 23 of 58 available archived drill cores (in the Government core storage facility at Goose Bay) to test for IOCG type alteration and mineralization. The results show widespread and locally strongly enriched copper and silver values as well as anomalous gold values. Over 30% of the 687 samples collected assayed > 200 ppm copper of which 44 samples returned between 1,000 to 6,310 ppm Cu (0.1% to 0.63% Cu) over individual sample widths ranging from 0.55 to 1.12 meters. The assay results were entered into the historic drill hole data base and used in the mineral resource estimation.  The geological potential of the B and C zones is under review with the idea of drill testing new targets in 2006.

Drilling

We have not yet performed drilling of any type on the Moran Lake Property.  All the Shell drilling was accomplished with a helicopter supported “fly drill” producing AQ size core (1 inch diameter). It is known that the mineralized zones crosscut the southeast dipping stratigraphy but the uncertain geometry of the zones makes it difficult to determine true widths of mineralization.

Planned Work from April 2005 through December 2005

We are continuing our exploration work that we begun at the end of 2004 through the end of 2005.  The work consists specifically of sampling the archived Shell drill cores from the 1970’s, which has been completed, as well as a digital compilation of all previous work.  The most significant activity this year will be the completion of an extensive, 7,062 line kilometer airborne magnetic and radiometric survey to define additional uranium targets as well as potential IOCG (copper and gold rich iron oxide) deposits.  We will have periodic updates from the contractor and will be able to initiate ground follow up of any anomalous results at that time.  The airborne survey began the third week of August, 2005, and was completed October 1, 2005. The follow up prospecting is expected to take approximately 4 to 6 weeks to complete.  All data from the 2005 programs will be incorporated into a data base to help define drilling targets.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources.  Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this Registration Statement.

Our financial statements have been prepared in accordance with Canadian GAAP and reconciled to US GAAP.  We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

Audited financial statements for the fiscal years ended April 30, 2005, April 30, 2004 and April 30, 2003 respectively are included in this Registration Statement.

Overview

We are a mineral exploration company engaged in the acquisition, exploration and development of mineral properties (primarily base and precious metals).  We do not have any producing mineral properties at this time. Our business is presently focused on the exploration and evaluation of various mineral deposits in the Province of Newfoundland and Labrador, Canada and in China.

We entered into option-JV agreements with Rubicon Minerals Corporation to acquire a 60% interest in up to 2,515 mineral claims in the Botwood Basin area of Central Newfoundland. The agreements cover three separate land packages known as “South Golden Promise”, “Wings-Point Titan” and “Glenwood Break”.  We can acquire a 60% interest in the properties by issuing up to 1,200,000 shares (400,000 for each property) and by incurring aggregate exploration expenditures of $5,250,000 within a four year period.  On September 7th, 2005, we terminated the Wings Point – Titan option and on September 22nd, 2005 we terminated the option on the Glenwood Break property.

In September 2004 we entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau in China for a formal Co-operative Joint Venture Contract of the Beigou Gold Project and in December 2004 we completed a formal Co-operative Joint Venture Contract with the Bureau.  The original contract was amended and restated on April 18, 2005.  We can earn up to an 80% interest in the property by contributing an aggregate of US $4,000,000 in staged contributions over a five year period.

In October 2004 we entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador and on March 1, 2005 we staked another 381 claims north of Moran Lake Property, known as Moran Heights. The amended and restated Moran Lake option agreement calls for exploration expenditures of $3,000,000 ($338,500 of exploration work had been carried out as of April 30, 2005), the issuance of 1,600,000 (600,000 issued in the first year) common shares, and cash payments of $575,000 ($100,000 paid in the first year) to the vendor over a five-year term. The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations.

During the fiscal year ended April 30, 2005 we raised $6,818,624 through the sale of equity securities, and in fiscal 2004 we raised $1,941,715.  We raised $100,000 through the sale of equity securities during the fiscal year ended April 30, 2003.  Subsequent to the fiscal year ended April 30, 2005, on November 3, 2005 we raised $11,182,000 through the sale of equity securities by way of a private placement.

Operating Results

Results of Operations for the years ended April 30, 2005, April 30, 2004 and April 30, 2003

This review of the results of operations should be read in conjunction with our audited financial statements for the years ended April 30, 2005, April 30, 2004 and April 30, 2003.

Financial Results

For the year ended April 30, 2005, we incurred a net loss of $645,386 ($0.03 per share) compared to a net loss of $951,291 ($0.09 per share) for the year ended April 30, 2004 and $88,896 ($0.02 per share) as at April 30, 2003.  We had no operating revenue in any of the three fiscal years.  Interest income of $20,803 and management income of $12,000 were recorded during fiscal 2005.  There was no interest or management income during fiscal 2004 or fiscal 2003.  Our operating expenses for fiscal 2005 were $1,243,921 (2004 – $951,291; 2003 - $88,896).  During fiscal 2005 we wrote off two mineral properties totaling $188,988 (2004 - $Nil; 2003 - $Nil).  Due to a change in our accounting policy regarding the flow through expenditures renunciation, we recorded $754,720 future income tax recovery in the fiscal year ended April 30, 2005.

Increased financing and property acquisition activities were the main cause of increasing general and administrative expenses.  In the year ended April 30, 2005, consulting fees were $182,227 (2004 - $57,062; 2003 - $Nil); management fees were $158,931 (2004 - $90,833; 2003 - $26,310); investor relations services were $120,880 (2004 - $95,842; 2003 - $Nil); interest and financing was $1,610 (2004 - $85,975; 2003 - $Nil); office and miscellaneous expenses, including rent, were $147,480 (2004 - $32,584; 2003 - $25,014); legal fees were $79,300 (2004 - $149,136; 2003 - $18,807); accounting services were $83,536 (2004 - $28,972; 2003 - $3,640); transfer agent and filing fees were $58,292 (2004 - $33,337; 2003 - $14,492); travel was $60,623 (2004 - $22,599; 2003 - $Nil); and stock-based compensation expenses were $316,521 (2004 - $353,887; 2003 - $Nil).  The increase in stock-based compensation is due to the issuance of stock options during fiscal years 2005 and 2004 accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.  During the year ended April 30, 2005, we increased our corporate and financing activities and other legal matters such as acquiring new properties, hiring and appointing new officers, directors and new contractors.  The additional administration, accounting and management time was required as we became more active.

Mineral Properties

During fiscal 2005 and fiscal 2004, we incurred the following expenditures on exploration of properties as follows:

Expressed in $	April 30 2005	January 31 2005	October 31 2004	July 31 2004	April 30 2004	January 31 2004	October 31 2003	July 31 2003
Glenwood Break	93,374	29,686	126,397	98,894	61,346	22,277	55,488	297,700
Wings Point-Titan	93,338	(49,679)	42,109	136,101	29,107	64,895	41,327	35,211
South Golden Promise	68,344	55,352	87,706	84,303	25,841	(43,929)	241,839	16,833
North Paul’s Pond Gold Property	(102,169)	19,951	28,053	27,165	6,250	Nil	20,750	Nil
DJ Gold Property	(43,801)	Nil	275	1,002	35,841	6,683	Nil	Nil
Moran Lake Property	388,558	141,023	68,919	Nil	Nil	Nil	Nil	Nil
Beigou Gold Property	94,536	29,007	47,901	Nil	Nil	Nil	Nil	Nil
General	38	(1,735)	(8,498)	10,195	Nil	Nil	Nil	Nil
Total	592,219	223,605	392,862	357,660	158,385	49,926	359,404	349,744

During the fiscal year ended April 30, 2005, we received $59,568 of exploration grant assistance from the Province of Newfoundland for the Wings Point-Titan property, resulting in a negative $49,679 in exploration expenditures.  In the third quarter of fiscal 2004, we received similar grant assistance from the Province of Newfoundland for the South Golden Promise property, resulting in a negative $43,929 in exploration expenditures. During the fourth quarter of fiscal 2005, we elected to terminate our options on the North Paul’s Pond Gold property and the DJ Gold property and consequently mineral properties costs of $109,878 and $79,148, respectively, were written-off, resulting in a negative $102,169 and $43,801 in exploration expenditures.

During the year ended April 30, 2004, we spent a total of $917,459 on our properties compared to $Nil incurred during 2003.

The following is the breakdown of the expenditures on each of the Botwood Basin area properties in the year ending April 30, 2004:

South Golden Promise

$ 240,584

Glenwood Break

$ 436,811

Wings Point-Titan

$ 170,540

As of April 30, 2004, we incurred $6,250 in exploration expenditures and issued 55,000 shares at a price of $0.25 and paid $7,000 cash for acquisition costs for the North Paul’s Pond Gold property. During the year ended April 30, 2004 we spent a total of $27,000 on exploration and development on the property.

As at April 30, 2004, we were still carrying out our due diligence on DJ Gold property and had spent $42,524 on the property.

Results of Operations for the three months ended July 31, 2005 compared to July 31, 2004

Financial Results

For the three months ended July 31, 2005, we incurred a net loss of $487,657 (loss per share - $0.01 per share) compared to a net loss of $269,709 (loss per share - $0.01 per share) for the same period in 2004.  The first quarter loss is comprised of the general and administrative expenses of $427,353 (2004 – $272,709), a write-off of North Paul’s Pond property of $63,775 (2004 - $Nil) and management and interest income of $3,471 (2004 - $3,000).

In the three months period ended July 31, 2005 compared to the same period in 2004, we increased our corporate and financing activities by exploring new properties, hiring and appointing new officers and contractors. The additional administration, accounting and management time was required as we became more active. As a result, our operating expenses increased by $154,644 in the first quarter of fiscal 2006 compared to the first quarter of fiscal 2005.  The major expense categories were stock-based compensation $68,723 (2004 - $46,186); consulting fees $62,641 (2004 - $56,130); management fees $56,250 (2004 - $25,000); legal fees $53,924 (2004 - $60,706); travel expenses $42,183 (2004 - $16,541); and office and miscellaneous expenses $37,077 (2004 - $31,253).

Mineral Properties

During the three months ended July 31, 2005, we spent a total of $343,183 on our properties compared to $357,660 incurred during the three months ended July 31, 2004.

During the three months ended July 31, 2005, we spent a total of $268,572 (2004 - $319,298) on exploration on the South Golden Promise, Wings Point-Titan and Glenwood Break properties, broken down as follows:

	2005	2004
South Golden Promise	$ 144,912	$ 84,303
Glenwood Break	$ 107,835	$ 98,894
Wings Point-Titan	$ 15,825	$ 136,101

As at July 31, 2005 we incurred $1,823,073 in exploration expenditures, issued 600,000 common shares at a price of $0.25 and paid $9,360 in cash to Rubicon for staking costs.

The assay results received for Phase 2 program on the Wings Point-Titan property completed in spring 2005 were not significant enough to warrant further exploration on the property. On September 7, 2005, we elected to terminate the Wings Point-Titan option and consequently mineral property costs of $408,234 will be written-off in the second quarter of 2006.

The assay results received for the diamond drilling program on the North Paul’s Pond Gold property completed in spring 2005 and local anomalies were not significant enough to warrant further exploration on the property. As a result we terminated our option on the North Paul’s Pond Gold property on June 22, 2005.  The deferred exploration costs of $109,878 were written-off in the year ended April 30, 2005 and an additional $63,755 was written-off in the first quarter of 2006.

As at July 31, 2005, we incurred $112,626 in exploration expenditures and paid $18,758 in finder’s fees and $64,604 of legal fees related to the acquisition of the Beigou Gold Project.

Liquidity and Capital Resources

Liquidity – April 30, 2005, April 30, 2004 and April 30, 2003

We had cash on hand of $4,746,707 as of April 30, 2005 (April 30, 2004 - $514,016; 2003 - $75,327).  We had cash on hand of $3,763,070 as of July 31, 2005.  Including the $11,182,000 that we raised as of November 3, 2005 by the private sale of equity securities, we currently have sufficient cash resources to meet our ongoing obligations as they become due for a period of 48 months.  Our working capital at April 30, 2005 was $4,512,628 (April 30, 2004 - $436,878; 2003 - $14,699).  Our working capital at July 31, 2005 was $3,756,891.

Financings – Year ended April 30, 2005

During the year ended April 30, 2005, we completed five financings:

On May 31, 2004 we completed a private placement of 4,080,000 flow-through shares at a price of $0.25 per share for gross proceeds of $1,020,000. The agent received an 8% commission of the gross proceeds and 326,400 broker’s warrants exercisable into common shares at $0.25 per share for a period of 12 months. The broker’s warrants were all exercised during the year ended April 30, 2005 and provided us with another $81,600. Share issue costs of $138,896 were incurred in relation to this private placement.

On November 26, 2004 we completed a non-brokered private placement of 1,525,000 units at a price of $0.25 per unit for gross proceeds of $381,250.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one common share at a price of $0.30 per share until November 27, 2005.  The warrants contain a forced exercise provision. As of April 30, 2005, 20,000 warrants associated with this private placement were exercised.  Share issue costs of $1,410 were incurred in relation to this private placement.

On December 14, 2004, we completed a non-brokered private placement of 2,750,000 units at a price of $0.40 per unit, for gross proceeds of $1,100,000.  Each unit is comprised of one flow-through common share and one half of one non-transferable share purchase warrant.  Each whole warrant is exercisable until December 14, 2005, and entitles the holder to purchase one common share at a price of $0.50 per share.  We paid a finder’s fee equal to 7% of the aggregate gross proceeds raised from the private placement totaling 192,500 units. Each finder’s fee unit includes one common share and one share purchase warrant with the same terms.  Share issue costs of $81,385 were incurred in relation to this private placement.

On January 11, 2005 we completed a private placement of 1,000,000 units at a price of $0.30 per unit for aggregate gross proceeds of $300,000.  Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share at a price of $0.40 per share until January 11, 2006. The warrants contain a forced exercise provision. In the event that the closing price our shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that we provide written notice to the holders of the warrants of such an early expiry.  Share issue costs of $2,240 were incurred in relation to this private placement.

On March 15, 2005, we completed a private placement of 5,622,220 units at a price of $0.45 per unit for aggregate gross proceed of $2,529,999.  Each unit is comprised of one common share and one half of one transferable share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at a price of $0.75 per share until March 15, 2007.  We paid a commission equal to 7% of the aggregate gross proceeds raised from the private placement totalling $177,100, of which $91,210 was taken in cash and the remainder of $85,890 in 190,867 units with the same terms.  Share issue costs of $273,561 were incurred in relation to this private placement.  In addition, 562,222 compensation options were issued to the broker in connection with this private placement.  Each compensation option is exercisable into a unit at a price of $0.50 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant with the same terms.

Financings – Year Ended April 30, 2004

During the year ended April 30, 2004, we completed the following financings:

In September 2003, we completed a private placement of 3,000,000 Units at a price of $0.25 per Unit, of which 2,000,000 Units were flow-through Units, for aggregate gross proceeds of $750,000. Each flow-through Unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each full share purchase warrant was exercisable into one common share at a price of $0.35 until September 17, 2004. Each non flow-through Unit consisted of one common share and one full non-transferable share purchase warrant.  Each full share purchase warrant was exercisable into one common share at a price of $0.35 until September 17, 2004. Wolverton Securities Inc. received a cash commission of 9.5% of the gross proceeds of the private placement and 200,000 shares in payment of the corporate finance fee.

In November 2003 we completed a private placement of 200,000 Units at a price of $0.25 per unit for proceeds of $50,000.  Each unit consisted of one common share and one warrant.  The warrants were exercisable for one year at a price of $0.35 per share and expired on November 5, 2004.

On December 22, 2003, we completed a private placement of 467,500 units at $0.30 per unit for total proceeds of $140,250. Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share until December 22, 2004 at a price of $0.45 per common share. The warrants contained a forced exercise provision, which did not occur, whereby in the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days after the date that is 120 days after closing, the exercise period of the warrants would be shortened to a period of 30 days, commencing 7 calendar days after the 10th premium trading day.  We issued 46,750 warrants with the same terms to an agent in payment of the corporate finance fee.

On January 14, 2004, we completed a private placement of 25,000 units at $0.30 per unit for total proceeds of $7,500. Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share until January 14, 2005 at a price of $0.45 per common share. The warrants contained a forced exercise provision, which did not occur, whereby in the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days after the date that is 120 days after closing, the exercise period of the warrants would be shortened to a period of 30 days, commencing 7 calendar days after the 10th premium trading day.

In March 2004, we completed a private placement of 2,078,000 Units at a price of $0.25 per Unit for aggregate gross proceeds of $519,500. Each Unit consisted of one common share and one non-transferable share purchase warrant.  Each share purchase warrant was exercisable into one common share at a price of $0.35 until March 22, 2005. In the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days, we could, on notice, accelerate the expiry date, although this did not occur.  Canaccord Capital Corporation received a cash finder's fee of 10% of the aggregate gross proceeds, 320,000 agent’s warrants exercisable into Units at a price of $0.35 per Unit until March 22 2005.  In addition, Canaccord was issued 20,000 Corporate Finance Units at a price of $0.25 per Unit, each comprising of one share and one share purchase warrant, with one warrant to purchase an additional share until March 22, 2005 for a purchase price of $0.35.

In March 2004 we completed a private placement of 1,010,000 Units, at a price of $0.25 per Unit for aggregate gross proceeds of $252,000.  Each Unit consisted of one common share and one non-transferable share purchase warrant.  Each share purchase warrant was exercisable into one common share at a price of $0.35 until March 24, 2005. Bolder Investment Partners Ltd.  acted as finder in respect of 800,000 Units and received a cash finder's fee equal of $16,000.  We also agreed to grant to Bolder finder's warrants entitling Bolder to acquire 80,000 Units.

Financings – Year Ended April 30, 2003

During the year ended April 30, 2003, we completed the following financing:.

On February 5, 2003 we sold 2,000,000 units at a price of $0.05 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.10 expiring on February 5, 2004.

Capital Resources

Our authorized capital consists of unlimited number of common shares without par value.  At April 30, 2005 we had 37,610,540 issued and outstanding common shares (April 30, 2004 – 16,899,203 issued and outstanding common shares), and at November 30, 2005 we had 55,638,170 issued and outstanding common shares.

We adopted a formal written stock option plan on December 8, 2004. Under this plan, we may grant options for up to 4,540,841 common shares to directors, employees, consultants and certain other service providers at exercise price to be determined by the Board by not less than closing market price on the date preceding the grant less 25% discount. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months, 12 months, 18 months and 24 months from the date of grant. The options can be granted for a maximum term of 5 years.

During the three months ended July 31, 2005, 25,000 stock options were exercised, 50,000 stock options were cancelled and 100,000 stock options were granted. As at July 31, 2005 we had 4,799,622 (of which 2,310,872 are exercisable) stock options outstanding at exercise prices ranging from $0.25 per share to $0.50 per share with expiry dates ranging from September 17, 2005 to June 14, 2010. Subsequent to July 31, 2005, 82,500 stock options at an exercise price of $0.25 per share were exercised for total proceeds of $20,625 and 800,000 stock options were granted. If exercised, the remaining 5,517,122 stock options would increase our available cash by $2,087,871.

As at July 31, 2005 we had 7,260,154 warrants outstanding ranging from an exercise price of $0.30 per share to $0.75 per share with expiry dates ranging from November 27, 2005 to March 15, 2007. Subsequent to July 31, 2005, 300,000 warrants at an exercise price of $0..30 per share were exercised for total proceeds of $90,000. If exercised, the remaining 6,960,154 warrants would increase our available cash by $3,935,991.

Contributed surplus was $671,868 as at July 31, 2005 (April 30, 2005 - $606,495). The increase of $65,373 represents $68,723 of the fair value of the options released in the three months ended July 31, 2005 less $3,350 of the fair value of stock options exercised. The fair value of the outstanding options and compensation options was calculated using the Black-Scholes method of valuation.

During the year ended April 30, 2005, 397,600 stock options were exercised, 316,434 stock options expired or were cancelled and a total of 3,127,222 stock options were granted). As at April 30, 2005 we had 4,774,622 stock options outstanding at exercise prices ranging from $0.23 per share to $0.50 per share with expiry dates ranging from September 17, 2005 to April 20, 2010.  These stock options vest over a two-year period from the date of grant.  Subsequent to April 30, 2005, 173,850 stock options at an exercise price of $0.25 per share were exercised for total proceeds of $43,462 and 50,000 options at an exercise price of $0.25 per share were cancelled.  If exercised, the remaining 4,550,772 stock options would increase our available cash by $1,561,749.

As at April 30, 2005 we had 7,260,154 warrants outstanding ranging from an exercise price of $0.30 per share to $0.75 per share with expiry dates ranging from November 27, 2005 to March 15, 2007. If exercised, the outstanding 7,260,154 warrants would increase our available cash by $4,025,991.

Contributed surplus was $606,495 as at April 30, 2005 (2004 - $400,600).  The increase of $205,895 represents fair value of 3,127,222 stock options granted in the fiscal year ended April 30, 2005 (including 562,222 compensation options) totaled at $316,521 and the fair value of the 326,400 broker’s warrants issued as finder’s fee during fiscal 2005 at $23,113 less the fair value of stock options, agent’s options and broker’s warrants exercised totaled $133,740. The fair value of the outstanding options, compensation options and broker’s warrants granted was calculated using the Black-Scholes method of valuation.

As at April 30, 2004 we had 2,361,434 stock options outstanding ranging from an exercise price of $0.15 per share to $0.25 per share with expiry dates ranging from May 2, 2005 to March 8, 2009. These stock options vest over a two year period from the date of grant.

As at April 30, 2004 we had 6,227,250 warrants outstanding ranging from an exercise price of $0.35 per share to $0.45 per share with expiry dates ranging from September 17, 2004 to March 24, 2005.

On September 5, 2003, 102,433 stock options were exercised at $0.15 for proceeds of $15,365. On December 5, 2003, 20,000 stock options were exercised at $0.15 for proceeds of $3,000. On March 30, 2004, 30,000 stock options were exercised at $0.12 for proceeds of $3,600.

On February 6, 2004, 2,000,000 warrants were exercised at $0.10 per share for proceeds of $200,000.  We do not have any long-term debt or other obligations.

US GAAP Reconciliation

Under Canadian GAAP, it is acceptable to defer mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that a company is unlikely to pursue exploration activities on the property.  Under U.S. GAAP, mineral exploration costs are expensed until it can be proven that economically viable reserves are present on the property and a company has the ability and intention to pursue exploitation of these reserves.

Under Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended April 30, 2005, 2004 and 2003.

We have adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148.  The method of adoption applied by us is permissible under both Canadian and US standards.

Off-Balance Sheet Arrangements.

Not applicable.

Contractual Obligations.

Not applicable.

Critical Accounting Policies

Our management is required to make judgments, estimates and assumptions that affect our reported amounts of assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

Costs associated with exit or disposal activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”).  FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002.  FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring).  The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity.  FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability is recognized at the date of an entity’s commitment to an exit plan.  This is substantially consistent with the CICA EIC Abstract 135, “Accounting for Costs Associated with Exit and Disposal Activities (including Costs Incurred in a Restructuring).”  We are currently assessing the impact of FAS 146 and EIC Abstract 135 on our financial position and results of operations.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees.  FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2003.  FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of a guarantee at inception.  This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees.  We do not have any guarantees under these standards.

Variable interest entities

The Financial Accounting Standards Board has published a revision to Interpretation 46 to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements.  The additional guidance is being issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46.

Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation.  Otherwise application of Interpretation 46R (or Interpretation 46) is required in financial statements of public entities that have interests in securities that are commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to variable interest entities other than special-purpose entities and by nonpublic entities to all types of variable interest entities is required at various dates in 2004 and 2005.  In some instances enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this revised Interpretation. We do not have any interests in variable interest entities, under this standard.

Safe Harbor

Forward Looking Statements

The foregoing Operating and Financial Review and Prospects contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, our business strategies, continued growth in our markets, projections, and anticipated trends in our business and the industry in which we operate.  The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements.  These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, certain of which are beyond our control.  We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for our Technology, competitive pricing pressures and the level of expenses incurred in our operations.  In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate.  We disclaim any intent or obligation to update "forward looking statements".

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Directors and Senior Management

Name	Position	Age	Date of First Election or Appointment
Mark J. Morabito (1)	President and CEO Director	39	January 29, 2003 November 12, 1998
Robert (Bob) F. Weicker	Director	51	June 19, 2003
Stewart Wallis (2)	Director	60	June 19, 2003
Jay Sujir (1) (2)	Director	46	February 19, 2003
David Ying Tat Lee (2)	Director	55	February 17, 2004
Geir Liland (1)	Director	54	June 22, 2005
Timothy Froude	Sr. Vice President, Exploration	44	March 1, 2005
Mark T. Brown	Chief Financial Officer	37	December 4, 2003
Yvonne Cole	Corporate Secretary	45	March 1, 2005
Dehua (Daniel) Huang	Chief Geologist (China)	49	June 1, 2004
Gregory R. Davis	Manager, Investor Relations	39	March 1, 2005
Dean Nawata	Investor Relations, Corporate Development	44	September 19, 2005

(1)

Member of Audit Committee

(2)

Member of Compensation Committee

Mark J. Morabito has been our President and CEO since February of 2003 and a Director since November of 1998. His business functions as President and Chief Executive Officer include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/activities, and reporting to the Board of Directors.  He devotes 95% of his time during a typical work week to our business.  He is also currently the CFO and a Director of Target Exploration and Mining Corp. Target Exploration and Mining Corp. currently trades on the TSX Venture Exchange under the symbol “TEM”, which company is currently in the process of reorganizing and reevaluating its business opportunities. He is also the President and CEO of a private company called Tankless Water Heater Company of Canada. Mr. Morabito successfully negotiated a Management and Royalty Agreement with Mediawave Communication Corp. which now operates the company. From 2000 to 2003 he was the General Counsel and Vice President of Corporate Affairs for Leisure Canada Inc. From 1995 to 2000 he was an Associate Lawyer for Owen Bird, Barristers and Solicitors in Vancouver, British Columbia and for Anfield Sujir Kennedy & Durno, Barristers and Solicitors also located in Vancouver, British Columbia. He received his Bachelor of Law degree from the University of Western Ontario located in London, Ontario in 1993 and his Bachelor of Arts Degree from Simon Fraser University in Vancouver, British Columbia in 1990.

Robert F. Weicker has been a member of our Board of Directors since 2003 and is currently a Director of Aberdene Mines Ltd., Andresmin Gold Corp., Family Memorials Inc., Hathor Exploration Ltd., Kernow Resources and Development Ltd., Southern Rio Resources Ltd. and Triex Minerals Inc.  He is a graduate (Honors) from the University of Waterloo located in Waterloo, Ontario with a degree in Earth Science. He holds the designation of Professional Geoscientist in the province of British Columbia. He has run his own private consulting company since November of 1999 doing work in the field of geology.

C. Stewart Wallis has been a member of our Board of Directors since 2003 and is also a director of Starburst Exploration and Mining Inc. He was the Managing Director of Sundance Ventures from 1994 until 2000, at which time he joined Pincock, Allen & Holt Ltd. He was the Manager and Principal Geologist of that company until 2002 at which time he went back to Sundance Ventures. Sundance Ventures provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world.  Mr. Wallis has been the General Manager, Vancouver office, for Roscoe Postle Associates Inc. since 2003.  He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Canada.  His professional affiliations include: Association of Professional Engineers and Geoscientists of Saskatchewan, the Association of Professional Engineers and Geoscientists of British Columbia, Wyoming Professional Geologist, Certified Professional Geologist, Fellow, Geological Association of Canada, Fellow, Society of Economic Geologists and a Member of the Canadian Institute of Mining.

Jay Sujir has been a member of our Board of Directors since 2003 and is a current director of AMI Resources Inc., Escape Group Inc., Gavwest Resources Ltd., KPS Ventures Ltd., Midasco Gold Corp., TelcoPlus Enterprises Inc. and UFM Ventures Ltd. He is a securities and natural resource lawyer who has experience with advising and assisting public companies.   He obtained his B.A. from the University of Victoria in 1981 and obtained his LL.B. from in 1985.   He has been a lawyer in the law firm of Anfield Sujir Kennedy & Durno and its predecessor firm since August 1986 and has been a partner of that firm since 1991.

David Ying Tat Lee has been a member of our Board of Directors since 2004 and is a Director of DMR Financial Corporation, which is a private company. He received his Bachelor of Arts Degree from Occidental College in Los Angeles and his Master of Arts Degree from California State University. He has operated his own consulting firm since 1999. His services include sourcing manufacturing facilities and merchandise from China, training for Chinese banks, general financial consulting for companies operating in Canada and China, real estate acquisition and donations to charitable organization.

Geir L. Liland joined our Board of Directors in June 2005 and is currently a Director for Gavwest Resources Ltd., Atlas Cromwell Ltd. and Pacific Imperial Mines Inc.  He was the Vice President, Corporate Finance for the TSX Venture Exchange from 1999 until 2002 and since that time he has been a consultant to companies listed on Canadian stock exchanges.  He received his Bachelor of Arts (Economics and Commerce) from Simon Fraser University in Burnaby, British Columbia.  From 1978 until 1982 he studied accounting, auditing and taxation at the Chartered Accountants Institute of British Columbia.

Timothy D.L. Froude has been our Senior Vice President, Exploration since March 2005. His business functions, as Senior. Vice President, Exploration, include responsibility for overseeing all of our exploration efforts. This includes hiring additional consultants to assist in exploration efforts; planning future exploration work on our mineral properties; assessing exploration reports; and, budgeting exploration expenses. Mr. Froude reports directly to Mr. Morabito.  He devotes 100% of his time during a typical work week to our business.  From 2000 until 2003 he was Vice President, Exploration for Cornerstone Resources Ltd., an unrelated public company, and he continues to act as a consultant for that company. He is a graduate of the Memorial University of Newfoundland (1988) where he received a Bachelor of Science (Geology) Degree. He is an Associate Fellow of the Geological Association of Canada and a member of the Association of Professional Engineers and Geoscientists of Newfoundland.

Mark T. Brown has been our Chief Financial Officer since December 2003. His business functions, as Chief Financial Officer, include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of our expenses/taxes/activities.  He assists in ensuring our compliance with all statutory and regulatory compliance.  He devotes 20% of his time during a typical work week to our business.  He has also been President of Pacific Opportunity Capital Ltd., a consulting and merchant banking firm, since 1997.  He graduated from the University of British Columbia in 1990 from the Faculty of Commerce. He has held the designation of Chartered Accountant in Canada since March 1993.

Yvonne Anne Cole has been our Corporate Secretary since March 2005. Her business functions, as Corporate Secretary, include attending and acting as the recording secretary of all meetings of the Board, shareholders and committees of the Board; entering or causing to be entered in records kept for that purpose minutes of all proceedings; as and when instructed preparation and dissemination of all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing our corporate seal and custodian of all books, records and instruments belonging to us, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify.  Ms. Cole may delegate all or part of her duties as Corporate Secretary to a nominee from time to time.  She devotes 100% of her time during a typical work week to our business.  She received a Diploma in Applied French and English Business Economics from the Language Institute of Augsburg, Germany in 1986. From 1996 until 2004 she was employed by Quorum Capital Corp., a company representing both public and private companies. In that capacity she was responsible for regulatory and compliance filings, the preparation of quarterly and annual reports, news releases and material for annual general meetings.

Dehua (Daniel) Huang has been our Chief Geologist in China since September 2004.  He has a B.Sc. in Geology, an M.Sc. and a Ph.D in Mineral Economics. Since 1982, Mr. Huang has worked in various positions as a Geologist, Degree Associate, Teaching Assistant and Mining Venture Consultant.  He has prepared numerous feasibility and availability studies, comparative analysis’s and taught an undergraduate geology course. More recently, Mr. Huang has been involved with several companies, including Anser Enterprises Corp., as a Marketing Developer and President, Marketing Consultant in International marketing and development of various gas and heating products.  Mr. Huang’s business functions, as our Chief Geologist China, include geology, project generation, government relations and related business matters for our Chinese operations.  He devotes 50% of his time during a typical work week to our business.

Gregory R. Davis has been our Manager of Investor Relations since March 1, 2005.  He completed a Mining and Engineering Technology Diploma Program in 1996 at the British Colombia Institute of Technology while employed as a Geological Technician for Canamera Geological Ltd.  Mr. Davis was employed by Meridian Geoscience Ltd. and performed Promotional and Geological duties until 2003.  Recently he worked for Nevsun Resources Ltd. as a Project Manager and Senior Geological Technician on site and was involved in corporate matters relating to Investor Relations.  Mr. Davis’s business functions, as our Manager of Investor Relations include, the coordination of meetings with investors, advisors and analysts, consultation with the investor relations division in regards to marketing and media relations, assistance in the development and maintenance of the Company’s web site and the location of potential sources of financing.  He also provides the Company with analysis and advice with respect to the financial impact of proposed capital expenditures and assists the directors, officers and management of the Company as required.

Dean Nawata has been in Investor Relations/Corporate Development for our Company since September 19, 2005. , Mr. Nawata has numerous Canadian Securities Certifications and over 8 years of public company experience as a stock broker with Nesbitt Burns, Research Capital and most recently, Raymond James (formerly Goepel McDermid).  During these years, he focused on the junior mining and oil and gas sectors involving various projects in Canada, the U.S., China and the former Soviet Republics.  Mr. Nawata’s business functions, in Investor Relations, Corporate Development, include assisting the Company with due diligence in relation to proposed transactions, the preparation and dissemination of News Releases, the development of a market and shareholder communications program and to receive and respond to investor inquiries. He also assists the directors, offices and management when required.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any of the Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

Compensation

The following table sets out the compensation information for the fiscal years ended April 30, 2005, April 30, 2004 and April 30, 2003 for our directors and members of our administrative, supervisory or management bodies.

	Annual Compensation				Long Term Compensation
	Year	Salary (CDN$)	Bonus (CDN$)	Other Annual Compensation (CDN$)	Awards	Payouts
Name and Principal Position					Securities Under Options/ SARs Granted (#)	Restricted Shares Or Restricted Share Units (CDN$)	LTIP Payouts (CDN$)	All other Compen-sation (CDN$)
Mark J.Morabito President, CEO and Director	April 30/05 April 30/04 April 30/03	N/A N/A N/A	N/A N/A N/A	150,000 (1) 83,333 (1) Nil	300,000 (6) Nil 300,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Mark T. Brown, Chief Financial Officer	April 30/05 April 30/04 April 30/03	N/A N/A N/A	N/A N/A N/A	58,414 (2) 23,133 (2) Nil	Nil 100,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Stewart Wallis, Director	April 30/05 April 30/04 April 30/03	N/A N/A N/A	N/A N/A N/A	11,000 (3) Nil Nil	100,000 (6) 150,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Jay Sujir Director	April 30/05 April 30/04 April 30/03	N/A N/A N/A	N/A N/A N/A	92,322 (4) Nil Nil	100,000 (6) Nil 150,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Robert Weicker, Director	April 30/05 April 30/04 April 30/03	N/A N/A N/A	N/A N/A N/A	1,000 (5) Nil Nil	100,000 (6) 150,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
David Y.T. Lee Director	April 30/05 April 30/04 April 30/03	N/A N/A N/A	N/A N/A N/A	1,000 (5) Nil Nil	100,000 (6) Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)

Management fees to a private company controlled by Mr. Morabito.

(2)

Accounting fees paid to a private company controlled by Mr. Brown.

(3)

$10,000 geological consulting fees to a company controlled by Stewart Wallis and $1,000 director’s fee paid to non-executive director.

(4)

$91,322 legal fees to a company controlled by Jay Sujir, of which $66,895 are included in share issuance costs and $1,000 director’s fee paid to non-executive director.

(5)

Directors fees paid to non-executive directors.

(6)

Stock Options granted February 4, 2005, with an exercise price of $0.45 per share and an expiry date of February 4, 2010.

During the financial year ended April 30, 2005, a total of 1,000,000 stock options were granted to our directors and executive officers as follows.

Name of Director or Executive Officer	% of Total Options Granted as of year ended Apr 30 2005	Number Of Options Granted	Date of Grant	Exercise Price per Share ($)	Expiry Date	Mkt. Value of Securities Underlying Options on Date of Grant ($)
Mark Morabito	6.3	300,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
Robert Weicker	2.1	100,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
Stewart Wallis	2.1	100,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
Jay Sujir	2.1	100,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
David Ying Tat Lee	2.1	100,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
Mark Brown	N/A	Nil	N/A	N/A	N/A	N/A
Timothy Froude	4.2	200,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
Yvonne Cole	2.1	100,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
Dehua (Daniel) Huang	N/A	Nil	N/A	N/A	N/A	N/A

The following table gives certain information concerning stock option exercises during the year ended April 30, 2005 by our Senior Management and Directors.  It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2005

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable
Mark Morabito	N/A	N/A	300,000 / 300,000	$72,000 / $12,000
Robert Weicker	N/A	N/A	112,500 / 137,500	$27,000 / $13,000
Stewart Wallis	N/A	N/A	112,500 / 137,500	$27,000 / $13,000
Jay Sujir	N/A	N/A	150,000 / 100,000	$36,000 / $4,000
David Ying Tat Lee	N/A	N/A	75,000 / 175,000	$18,000 / $22,000
Geir Liland	N/A	N/A	N/A	N/A
Timothy Froude	18,750	$2,812.50	18,750 / 237,500	$4,500 / $9,000
Mark Brown	N/A	N/A	50,000 / 50,000	$12,000 / $12,000
Yvonne Cole	N/A	N/A	0 / 100,000	Nil / $4,000
Dehua (Daniel) Huang	N/A	N/A	31,250 / 93,750	$7,500 / $22,500
Gregory R. Davis	N/A	N/A	0/100,000	Nil/$21,000

Director Compensation.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on our behalf other than services ordinarily required of a Director.  Due to the onerous amount of work associated with currently applicable securities legislation and ongoing compliance requirements, we have instituted a modest compensation plan for the non management members of the Board of Directors commencing May 1, 2005.  Under the compensation plan every director receives a monthly fee of $1,000.  Directors’ fees may be deferred as appropriate based on our financial condition.  We do not propose to pay or distribute any non-cash compensation during the current financial year, other than the possible grant of incentive stock options.  Our Directors did not receive any other compensation for their services as a Director, including committee participation and/or special assignments.

Stock Options.

We may grant stock options to Directors, Senior Management and employees pursuant to our Amended Stock Option Plan dated December 8, 2004.  During the fiscal year ended April 30, 2005 we granted stock options to purchase an aggregate of 3,127,222 common shares.  During the year, stock options to purchase an aggregate of 397,600 common shares were exercised and stock options to purchase an aggregate of 316,434 common shares were cancelled.

Change of Control Remuneration.

We did not have any plans or arrangements in respect of remuneration received or that may be received by our Executive Officers in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per person.

Other Compensation.

No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.

Except for the stock option program discussed in Item 6 herein, we had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our Directors or Senior Management.

Pension/Retirement Benefits.

No funds were set aside or accrued by us during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

Board of Director Committees.

We have an Audit Committee, which recommends to the Board of Directors the engagement of our independent auditors and reviews with the independent auditors the scope and results of our audits, our internal accounting controls, and the professional services furnished to us by our independent auditors.  The current members of our Audit Committee are: Mark J. Morabito, Jay Sujir and Geir Liland.

Compensation Committee

We have established a Compensation Committee, which currently consists of Stewart Wallis, Jay Sujir and David Lee.   The mandate established for the Compensation Committee is for the purposes of:

1.

considering appropriate levels of compensation for the directors and officers and making recommendations to the Board as to the remuneration and other compensation to be provided to the directors, the president and the other officers of Kimber;

2.

reviewing personnel policies and benefit plans available to employees and making recommendations to the Board of Directors; and

3.

carrying out periodic performance assessments of the President.

Employees

As of November 30, 2005, we had no employees.

Share Ownership

The following table lists, as of November 30, 2005, and based on our currently issued and outstanding capital of 55,638,170 common shares, Directors and Senior Management who beneficially own our voting securities, consisting solely of common shares, and the amount of our voting securities owned by the Directors and Senior Management as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Mark J. Morabito (1)	1,891,558	3.40%
Common	Robert Weicker (2)	270,000	0.49%
Common	Stewart Wallis (3)	290,000	0.52%
Common	Jay Sujir (4)	280,000	0.50%
Common	David Lee (5)	265,000	0.48%
Common	Geir Liland (6)	100,000	0.18%
Common	Mark Brown (7)	204,500	0.37%
Common	Timothy Froude (8)	420,000	0.76%
Common	Yvonne Cole (9)	100,000	0.18%
Common	Dehua (Daniel) Huang (10)	125,000	0.22%
Common	Gregory R. Davis (11)	112,000	0.20%
Common	Dean Nawata (12)	150,000	0.27%

(1)

Of these shares, 600,000 common shares are represented by outstanding share purchase options.

(2)

Of these shares, 250,000 common shares are represented by outstanding share purchase options and 20,000 common shares are represented by outstanding share purchase warrants.

(3)

Of these shares, 250,000 common shares are represented by outstanding share purchase options.

(4)

Of these shares, 20,000 common shares are held indirectly in the name of Mr. Sujir’s wholly-owned company, Ockham Capital Corporation, and 250,000 common shares are represented by outstanding share purchase options.

(5)

Of these shares, 250,000 common shares are represented by outstanding share purchase options.

(6)

Of these shares, 100,000 common shares are represented by outstanding share purchase options.

(7)

Of these shares, 104,500 common shares are held indirectly by Pacific Opportunity Capital Ltd., a company controlled by Mr. Brown, and 100,000 common shares are represented by outstanding share purchase options.

(8)

Of these shares, 256,600 common shares are represented by outstanding share purchase options.

(9)

Of these shares, 100,000 are represented by outstanding share purchase options.

(10)

Of these shares, 125,000 are represented by outstanding share purchase options.

(11)

Of these shares, 100,000 are represented by outstanding share purchase options.

(12)

Of these shares, 150,000 are represented by outstanding share purchase options.

Stock Options

The terms of incentive options granted by us are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, which rules include the maximum number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  We adopted a formal written stock option plan on July 26, 2004, which was subsequently amended on December 8, 2004.

The names and titles of our Directors and Executive Officers to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table as of November 30, 2005, which also includes the number of options granted to independent contractors.

Name	Number of Shares of Common Stock	Exercise Price ($)	Grant Date	Expiration Date

Officers/Directors:

Mark J. Morabito	300,000	0.25	02/18/2003	02/18/2008
	300,000	0.45	02/04/2005	02/04/20010
Robert Weicker	75,000	0.25	06/19/2003	06/19/2008
	75,000	0.25	01/21/2004	01/21/2009
	100,000	0.45	02/04/2005	02/04/2009
Stewart Wallis	75,000	0.25	06/19/2003	06/19/2008
	75,000	0.25	01/21/2004	01/21/2009
	100,000	0.45	02/04/2005	02/04/2009
Jay Sujir	150,000	0.25	02/18/2003	02/18/2008
	100,000	0.45	02/04/2005	02/04/2009
David Lee	150,000	0.25	02/17/2004	02/17/2009
	100,000	0.45	02/04/2005	02/04/2009
Geir Liland	100,000	0.45	06/14/2005	06/14/2010
Timothy Froude	56,250	0.25	03/08/2004	03/08/2009
	200,000	0.45	02/04/2005	02/04/2010
Mark T. Brown	100,000	0.25	01/21/2004	01/21/2009
Yvonne Cole	100,000	0.45	02/04/2005	02/04/2010
John Munro Marr	50,000	0.25	02/18/2003	02/18/2008
Dehua (Daniel) Huang	75,000	0.25	06/30/2004	06/30/2009
	50,000	0.25	09/28/2004	09/28/2009
Gregory R. Davis	100,000	0.28	12/01/2004	12/01/2009
Dean Nawata	150,000	0.58	09/19/2005	09/19/2010

Consultants / Employees	212,500	0.25	02/18/2003	02/18/2008
	25,000	0.25	06/17/2003	06/17/2008
	100,000	0.25	12/01/2003	12/01/2008
	37,500	0.25	01/21/2004	01/21/2009
	50,000	0.25	03/08/2004	03/08/2009
	20,000	0.25	05/25/2004	05/25/2009
	50,000	0.25	06/17/2004	06/17/2009
	200,000	0.23	11/01/2004	11/01/2009
	100,000	0.25	11/10/2004	11/10/2009
	100,000	0.28	12/03/2004	12/03/2009
	50,000	0.28	01/12/2005	01/12/2010
	100,000	0.45	02/04/2005	02/04/2010
	100,000	0.45	04/13/2005	04/13/2010
	100,000	0.45	04/20/2005	04/20/2010
	50,000	0.45	09/01/2005	09/01/2010
	100,000	0.45	09/14/2005	09/14/2010
	150,000	0.66	09/26/2005	09/26/2010
	200,000.64		11/14/2005	11/14/2010

Total Officers and Directors

2,581,250

Total Consultants

1,745,000

Total

4,326,250

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We are not, directly or indirectly, owned or controlled by another corporation or by any foreign government, or by any other natural or legal person.

As of the date of this registration statement, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by the directors and senior officers as a group is 4,208,058 common shares, representing 15.13% of our total issued and outstanding common shares.  “Beneficial ownership” means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares.  More than one person may be deemed to have beneficial ownership of the same securities.

All of our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by our major shareholders.

Major Shareholders

As of November 30, 2005, there are no persons beneficially owning 5% or more of our issued and outstanding common stock:

Significant Changes in Major Shareholders’ Holdings.

Not applicable.

Different Voting Rights.

Our major shareholders do not have different voting rights.

Canadian Share Ownership.

On April 30, 2005, our shareholders list showed 37,516,340 common shares outstanding with 363 registered shareholders.  Based on our NOBO list from our last annual meeting of shareholders, the indirect holding by depository institutions and other financial institutions is estimated as 268 holders of record resident in Canada, holding an aggregate of 35,417,907 common shares; 64 holders of record resident in the United States, holding an aggregate of 1,611,597 common shares; and 31 holders of record resident elsewhere holding an aggregate of 486,836 common shares.

Control of the Company

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions.  We are not controlled by any foreign government or other person.

Change of Control of Company Arrangements

Not applicable.

Related Party Transactions

During the three months ended July 31, 2005 we entered into transactions with related parties as follows:

-

Management fees of $3,000 (2004 – $3,000) accrued from a public company controlled by a director.  At July 31, 2005, $6,420 (April 30, 2005 - $3,210), was owed from this party.

-

Management fees of $56,250 (2004 – $25,000) incurred to a director. At July 31, 2005, $4,167 (April 30, 2005 - $4,167) was owed by this director.

-

Accounting fees of $22,539 (2004 – $9,050) incurred to a private company controlled by an officer. At July 31, 2005, $6,687 (April 30, 2005 - $17,120) was owed to this party.

-

Geological consulting fees of $14,361 (2004 – $Nil) incurred to a company controlled by a director. At July 31, 2005, $14,361 (April 30, 2005 - $Nil) was owed to this party.

-

Directors’ fees of $16,000 (2004 - $Nil) incurred to non-executive directors. At July 31, 2005, $Nil (April 30, 2005 - $Nil) was owed to these directors.

-

At July 31, 2005, $Nil (April 30, 2005 - $6,435) was owed to a director for expenses paid on our behalf.

We entered into transactions with related parties during the year ended April 30, 2005 as follows:

During the year ended April 30, 2005, we received management fees of $12,000 (2004 – $Nil) from a public company controlled by a director.  At April 30, 2005, $3,210 (2004 - $Nil) is owed from this party.

During the year ended April 30, 2005, we incurred management fees of $150,000 (2004 – $33,333) to a director.  At April 30, 2005, $4,167 was owed by this director (2004 - $7,167 was owed by this director).

During the year ended April 30, 2005, we incurred accounting fees of $58,414 (2004 – $23,133) to a private company controlled by an officer.  At April 30, 2005, $17,120 (2004 - $15,569) is owed to this party.

During the year ended April 30, 2005, we incurred geological consulting fees of $10,000 (2004 – $Nil) to a company controlled by a director.  At April 30, 2005, $Nil (2004 - $Nil) is owed to this party.

During the year ended April 30, 2005, we incurred legal fees of $91,322 (2004 – $31,403) to a company controlled by a director of which $66,895 (2004-$ Nil) are included in share issuance costs.  At April 30, 2005, $Nil (2004 - $Nil) is owed to this party.

At April 30, 2005, $6,435 (2004 - $Nil) is owed to a director for expenses paid on our behalf.

During the year ended April 30, 2005, we incurred directors’ fees of $5,000 (2004 - $50,000), to non-executive directors.  At April 30, 2005, $Nil (2004 - $Nil) is owed to these directors.

During the year ended April 30, 2005, we incurred management fees of $Nil (2004 - $50,000), to a private company controlled by a director.  At April 30, 2005, $Nil (2004 - $Nil) is owed to this party.

During the year ended April 30, 2005, we incurred management fees of $Nil (2004 - $7,500) to a private company controlled by an officer.  At April 30, 2005, $Nil (2004 - $Nil) is owed to this party.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Accounting Fees

We paid accounting fees of $83,536 during Fiscal 2005 and $28,972 during Fiscal 2004 to Davidson and Company and Pacific Opportunity Capital Ltd.

Shareholder Loans

Not applicable.

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management or members of the Board of Directors, other than regular management fees or as above.

There have been no transactions since April 30, 2005, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

See our audited consolidated financial statements for the fiscal years ended April 30, 2005, April 30, 2004 and April 30, 2003 and our interim financial statements for the three months ended July 31, 2005 attached hereto.

Dividend Policy

We have not declared or paid any cash dividends on its capital stock.  We do not currently expect to pay cash dividends in the foreseeable future.

Legal/Arbitration Proceedings

There are no material, active or pending, legal proceedings against us; nor are we involved as a plaintiff in any material proceeding or pending litigation.

Our Directors and the management know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

Significant Changes

There have been no significant changes since the date of our annual financial statements or since the date of our most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

Common Share Trading Information

The following table lists the high and low prices for our common shares on the TSX Venture Exchange for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal year ends.

Period	High	Low

Month ended October 31, 2005	$0.96	$0.68
Month ended September 30, 2005	$0.87	$0.37
Month ended August 31, 2005	$0.43	$0.32
Month ended July 31, 2005	$0.45	$0.36
Month ended June 30, 2005	$0.46	$0.36
Month ended May 31, 2005	$0.50	$0.31

Fiscal quarter ended July 31, 2005	$0.59	$0.31
Fiscal year ended April 30, 2005	$0.92	$0.39
Fiscal quarter ended January 31, 2005	$0.44	$0.22
Fiscal quarter ended October 31, 2004	$0.22	$0.15
Fiscal quarter ended July 31, 2004	$0.24	$0.19
Fiscal year ended April 30, 2004	$0.29	$0.23
Fiscal quarter ended January 31, 2004	$0.39	$0.26
Fiscal quarter ended October 31, 2003	$0.37	$0.26
Fiscal quarter ended July 31, 2003	$0.27	$0.20

Fiscal year ended April 30, 2004	$0.33	$0.24
Fiscal year ended April 30, 2003	$0.15	$0.09
Fiscal year ended April 30, 2002	$0.11	$0.07
Fiscal year ended April 30, 2001	$0.21	$0.14

Common Share Description

Our authorized share capital consists of an unlimited number of common shares without par value.  All of our authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities.

No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia).  Unless the Act or our Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approved by a vote of a majority of the votes cast in respect of the matter at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of our common shares while there is any arrearage in the payment of dividends or sinking fund installments.

Convertible Securities / Warrants

The following table lists, as of November 30, 2005, the share purchase warrants outstanding.  As of April 30, 2005, we were aware of 73 holders of our 7,260,154 share purchase warrants, 56 of whom were resident in Canada, 10 holders were offshore and 7 holders were resident in the United States.  These warrants were issued in conjunction with six private placements and the purchase of a total of 16,977,220 common shares.

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
December 14, 2004	1,375,000	309,250	$0.50	n/a	December 14, 2005
December 14, 2004	(2) 192,500	192,500	$0.50	n/a	December 14, 2005
January 11, 2005	1,000,000	25,000	$0.40	n/a	January 11, 2006
March 15, 2005	2,811,110	2,811,110	$0.75	$0.75	March 15, 2007
March 15, 2005	(1) 376,544	364,801	$0.75	$0.75	March 15, 2007
March 15, 2005	(3) 562,222	256,476	$0.50	$0.50	March 15, 2007
November 3, 2005	2,000,000	2,000,000	$1.75	$1.75	November 3, 2007
November 3, 2005	4,488,750	4,488,750	$1.25	$1.25	November 3, 2007
November 3, 2005	(4) 402,741	201,370	$1.25	$1.25	November 3, 2007
November 3, 2005	(1) 1,297,750	1,297,750	$0.85	$0.85	November 3, 2007

(1)

Agent Options/Warrants

(2)

Finder Warrants

(3)

Fee Warrants

(4)

Broker commission.

Markets

Our common shares are listed on the TSX Venture Exchange under the trading symbol “CXX.”  There are currently no restrictions on the transferability of these shares under Canadian securities laws.

As a foreign private issuer, our officers, directors and ten percent beneficial owners we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Securities Exchange Act of 1934 or the insider short-swing profit rules of Section 16 of the Securities Exchange Act of 1934.

ITEM 10.  ADDITIONAL INFORMATION

Share Capital

Not applicable.

Authorized/Issued Capital.

Our authorized share capital consists of an unlimited number of common shares without par value.  On November 30, 2005, there were 55,638,170 common shares issued and outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash. During the fiscal year ended April 30, 2000, 416,041 common shares were issued in payment of debt; 133,333 common shares were issued in payment of a mineral property; and, 437,500 common shares were issued in the category of performance shares. During the fiscal year ended April 30, 2001, 50,000 common shares were issued in conjunction with property acquisitions; 328,078 common shares were issued for debt settlement; and, 12,764 common shares were issued as a loan bonus. During the fiscal year ended April 30, 2003, 429,351 common shares were issued for debt settlement. During the fiscal year ended April 30, 2004, 220,000 common shares were issued as a finder’s fee; 315,748 common shares were issued as bonus shares; and, 355,000 common shares were issued in payment for mineral properties. During the fiscal year ended April 30, 2005, 940,000 common shares were issued in payment for mineral properties.

Resolutions/Authorizations/Approvals

Not applicable.

Memorandum and Articles of Association

We were incorporated on September 2, 1966 under Certificate of Incorporation No. BC0070974 issued by the Registrar of Companies on registration of our Memorandum and Articles under the Company Act (British Columbia), which has now been replaced by the Business Corporations Act (British Columbia).  Under the Business Corporations Act (British Columbia) we are permitted to conduct any lawful business that we are not restricted from conducting by our memorandum and articles, neither of which contain any restriction on the business we may conduct.  We completed our transition under the Business Corporations Act by filing a Transition Application in June 2004.  We subsequently increased its authorized share capital from 100,000,000 common shares to an unlimited number of common shares without par value and adopted a new form of Articles pursuant to the Business Corporations Act.

A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with us must disclose in writing the nature and extent of the director's interest at a meeting of directors and abstain from voting on approval of the matter.  Our Articles permit an interested director to be counted in the quorum and the Business Corporations Act (British Columbia) provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity.  Hence, directors can vote compensation to themselves or any of their members.  The board of directors has an unlimited power to borrow, issue debt obligations and to charge our assets, provided only that such power is exercised bona fide and in our best interests.  There is no mandatory retirement age for directors. A director is not required to have any share qualification.

We have only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors.  A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation.  Each common share is entitled to one vote on the election of each director.  There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all of our directors.  Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of our surplus assets after payment to creditors on any winding up, liquidation or dissolution.  There are no sinking fund provisions.  All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by us.  There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

Under the Business Corporations Act (British Columbia), the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 2/3 of the votes cast at a general meeting of shareholders, the notice of which is accompanied by an information circular describing the proposed action and its effect on the shareholders.  Shareholders representing 10% of our common shares who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order us to purchase the shares of any shareholder at a price determined by the Court.

The Board of Directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting.  The Board may call an extraordinary general meeting at any time.  Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute.  A shareholder or shareholders having in the aggregate 5% of our issued shares may requisition a meeting and the Board is required to hold such meeting within four months of such requisition.  Admission to such meetings is open to registered shareholders and their duly appointed proxies.  Others may be admitted subject to the pleasure of the meeting.

Our memorandum and articles contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on our sharess.  There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company.

There are no provisions in our memorandum and articles that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

There is no provision in our articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level.  Securities Acts, regulations and the policies and rules thereunder in the Provinces of Alberta and British Columbia, where we are a reporting company, require any person holding or having control of more than 10% of our issued shares to file insider returns disclosing such share holdings.

Material Contracts

We have entered into the following material contracts, which are currently in effect:

1.

Victoria Lake Property Agreement with Rubicom Minerals Corp. dated February 14, 2003 (attached to this Form 20-F as Exhibit 4.1) and Amending Agreements (dated April 29, 2004 and November 16, 2004)   (attached to this Form 20-F as Exhibits 4.2 and 4.3, respectively), pursuant to which we acquired an option to earn a 60% interest in certain mineral licenses located in Newfoundland.

2.

Amended and Restated Moran Lake Agreement dated March 1, 2005 with Lewis Murphy (attached to this Form 20-F as Exhibit 4.4), which amends our original agreement with Lewis Murphy dated October 14, 2004.  Under the terms of this agreement we have the option to earn a 90% interest in the Moran Lake Property subject to a 2% NSR.

3.

Amended and Restated Cooperative Joint Venture Contract for Mining Exploration dated April 18, 2005 with Liaoning Non-Ferrous Geological Bureau Exploration Institute (the “Bureau”) (attached to this Form 20-F as Exhibit 4.5).  In September 2004, we entered into a letter of intent  with the Bureau in China for a formal Co-operative Joint Venture Contract of the Beigou Gold project. The Beigou project consists of three exploration licenses located in China. These exploration licenses are owned by the Bureau and would be transferred to a Joint Venture company to be formed with the Bureau. The joint venture was formalized on December 2, 2004.  This original contract was amended and restated on April 18, 2005 (the “Amended Agreement”).

4.

Loan Agreement dated August 19, 2003 with Wolverton Securities Ltd. (attached to this Form 20-F as Exhibit 4.7), whereby Wolverton Securities Ltd. loaned to us $100,000 at a rate of 10% per annum.

5.

Agency Agreement dated May 18, 2004 with Dundee Securities Corporation (“Dundee”) (attached to this Form 20-F as Exhibit 4.10), pursuant to which Dundee agreed to act as our agent to solicit offers to purchase up to 4,000,000 flow-through common shares at a price of $0.25 per flow-through share in exchange for a fee of 8% of the aggregate purchase price of the flow-through shares.

6.

Agency Agreement dated March 15, 2005 with Pacific International Securities Inc. (“Pacific”).  (attached to this Form 20-F as Exhibit 4.11), pursuant to which Pacific agreed to act as our agent to solicit offers to purchase up to 5,444,444 units at a price of $0.45 per unit, each unit consisting of one common share and one-half of one share purchase warrant.  As consideration for acting as our agent, we agreed to pay Pacific a fee equal to 7% of the proceeds from the sales of the units

7.

Agency Agreement dated November 3, 2005 with Pacific International Securities Inc. (“Pacific”)( attached to this Form 20-F as Exhibit 4.12), pursuant to which Pacific agreed to act as our agent to solicit offers to purchase up to 4,000,000 flow-through units (“FT Units”) at a price of $1.00 per FT Unit and up to 7,500,000 non-flow-through units (“Common Share Units”) at a price of $0.80 per Common Share Unit and an over-allotment option allowing Pacfic to offer for sale an additional 3,750,000 Common Share Units.  As consideration for acting as our agent, we agreed to pay Pacific a fee equal to 7% of the proceeds from the sales of the FT Unit and Common Share Units.

Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of the Issuer on the right of foreigners to hold or vote securities of the Issuer, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Issuer by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Issuer. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Crosshair Exploration & Mining Corp. is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest.  Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  We are responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or our stated capital had increased by reason of the payment of such dividend. We will furnish additional tax information to our shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  The capital gains net of losses included in income are as follows.  For gains net of losses realized before February 28, 2000, as to 75%.  For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%.  There are special transitional rules to apply capital losses against capital gains that arose in different periods.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.”  Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c)

the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

U.S. Tax Consequences

U.S. Federal Income Tax Consequences

The following is, in our opinion after consultation with our professional advisors, a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law including the American Jobs Creation Act of 2004 (the “2004 Tax Act”), signed into law on October 22, 2004.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above).  Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this Registration Statement, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the U.S., a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, an entity created or organized in or under the laws of the U.S. or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value, or to a 85% deduction in limited situations provided by the 2004 Tax Act.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% (for 2004) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation (the “2003 Tax Act”) generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income.  Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003.  In addition, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum applicable U.S. federal rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income).  Furthermore, “qualified dividend income” received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period requirements are met.  For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program.  (The Convention has been identified by the U.S. Treasury as a qualifying treaty).  We currently anticipate that if we were to pay any dividends with respect to our shares and ADSs, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S.  Holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize any associated foreign tax credits is not entirely clear at present.  It is anticipated that there will be administrative pronouncements concerning these provisions in the future.  In the meantime, you are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Tax Act on your particular situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific categories of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The 2004 Tax Act eliminates the 90% limitation on the use of foreign tax credits against the alternative minimum tax for years beginning after 2004.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the U.S. federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the U.S. and 60% or more of our gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), we may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income.  We do not believe that we currently qualify as a foreign personal holding company.  However, there can be no assurance that we will not be considered a foreign personal holding company for the current taxable year.  The 2004 Tax Act repeals those rules after 2004.  Each U.S. Holder should consult his own tax advisor about this change of law.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares is held, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  We do not believe that we currently qualify as a foreign investment company.  However, there can be no assurance that we will not be considered a foreign investment company for the current taxable year.  The 2004 Tax Act repeals those rules after 2004.  Each U.S. Holder should consult his own tax advisor about this change of law.

Passive Foreign Investment Company

U.S. income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  We do not believe that we are currently a PFIC and we do not expect to be a PFIC for the fiscal year ended April 30, 2005.

U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned.  This special tax would apply to any gain realized on the disposition of shares of a PFIC.  In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income.  The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder’s holding period).  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our common shares and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in our common shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed above) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee’s basis in this case will depend on the manner of the transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the U.S., U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification could affect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC which is subject to current U.S. tax.  The U.S. generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC.  This rule generally will be effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders.  Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  We do not believe that we currently qualify as a CFC.  However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Our financial statements for each of the years ended April 30, 2005, and April 30, 2004 have been audited by Davidson & Company LLP and the April 30, 2003 financial statement has been audited by Dale Matheson Carr-Hilton Labonte, included in this Registration Statement, as stated in their reports appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.  Effective January 1, 2004, LaBonte & Co. merged with Dale Matheson Carr-Hilton pursuant to which the name of our former principal independent accountant changed to Dale Matheson Carr-Hilton LaBonte.

Document on Display

Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 2300, 1066 West Hastings Street, Vancouver, British Columbia.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100F Street, NE, Room 1580, Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a small business issuer as defined in Rule 405 of the Securities Act of 1933, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including the President, and the Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, our President and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in our periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE ISSUER/AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

Auditors’ Report dated July 18, 2005

Consolidated Balance Sheet at April 30, 2005, 2004 and 2003

Consolidated Statement of Operations and Deficit for the years ended

April 30, 2005, 2004 and 2003

Consolidated Statement of Cash Flows for the years ended

April 30, 2005, 2004 and 2003

Notes to the Consolidated Financial Statements for the years ended

April 30, 2005, 2004 and 2003

Unaudited Financial Statements

Consolidated Balance Sheets at July 31, 2005 and April 30, 2005.

Consolidated Statements of Operations and Deficit for the three months ended July 31, 2005 and July 31, 2004

Consolidated Statements of Cash Flows for the three months ended

July 31, 2005 and July 31, 2004

Notes to Financial Statements for the three months ended

July 31, 2005 and July 31, 2004

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.

ITEM 19.  EXHIBITS

1.1

Certificate of Incorporation dated September 2, 1966.

1.2

Memorandum dated September 2, 1966.

1.3

Certificate of Conversion to Public Company dated February 20, 1967

1.4

Certificate of Name Change from Shasta Mines & Oil Ltd. (NPL) to International Shasta Resources Ltd dated February 4, 1975.

1.5

Certificate of Name Change from International Shasta Resources Ltd. to Consolidated Shasta Resources Inc dated May 20, 1994.

1.6

Certificate of Name Change from Consolidated Shasta Resources Inc. to Lima Gold Corporation dated November 23, 1994.

1.7

Certificate of Name Change from Lima Gold Corporation to International Lima Resources Corp. dated September 21, 1999.

1.8

Certificate of Name Change from International Lima Resources Corp. to Crosshair Exploration & Mining Corp. dated March 1, 2004.

1.9

Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated June 1, 2004.

1.10

Notice of Alteration removing the Pre-Existing Company Provisions filed September 30, 2004.

1.11

Notice of Alteration increasing the authorized share capital from 100,000,000 common shares to an unlimited number of common shares filed March 11, 2005.

1.12

New Articles - 2004

2.1

Specimen Common Share certificate.

2.2

Sample of Warrant Terms and Conditions.

4.1

Victoria Lake Property Agreement between Rubicon Minerals Corp. and Crosshair Exploration and Mining Corp. dated February 14, 2003.

4.2

1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004.

4.3

2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004.

4.4

Amended and Restated Moran Lake Agreement between Lewis Murphy and Crosshair Exploration & Mining Corp. dated March 1, 2005.

4.5

Amended and Restated Cooperative Joint Venture Contract for Mining Exploration between Lioning Non-Ferrous Geological Bureau Exploration Institute and Crosshair Exploration and Mining Corp. dated May 25, 2005.

4.7

Loan Agreement between Wolverton Securities Ltd. and International Lima Resources Corp. dated August 19, 2003.

4.8

Stock Option Plan dated December 8, 2004.

4.9

Sample Stock Option Grant Agreement.

4.10

Agency Agreement between Dundee Securities Corporation and Crosshair Exploration & Mining Corp. with respect to a private placement of 4,000,000 flow-through common shares at a price of $0.25 per flow-through share dated May 18, 2004.

4.11

Agency Agreement between Pacific International Securities Inc. and Crosshair Exploration & Mining Corp. with respect to a private placement of 5,444,444 units at a price of $0.45 per unit, each unit consisting of one common share and one-half of one share purchase warrant, dated March 15, 2005.

4.12

Agency Agreement between Pacific International Securities Inc. and Crosshair Exploration & Mining Corp. with respect to a private placement of to 4,000,000 flow-through units (“FT Units”) at a price of $1.00 per FT Unit and up to 7,500,000 non-flow-through units (“Common Share Units”) at a price of $0.80 per Common Share Unit, dated November 3, 2005.

4.13

Subscription Agreement (CDN and Non-US subscribers) Sample.

4.14

Subscription Agreement (Flow-through) Sample.

4.15

Subscription Agreement (US) Sample.

4.16

Consulting Agreement (Long Form) Sample.

4.17

Consulting Agreement (Short Form) Sample.

17.1

Auditor’s Report Davidson & Co LLP, Chartered Accountants Dated July 18, 2005.

17.2

Auditor’s Report Dale Matheson Carr-Hilton Labonte, Chartered Accountants.

17.3

Consent of Davidson & Co LLP, Chartered Accountants.

17.4

Consent of Dale Matheson Carr-Hilton Labonte, Chartered Accountants

17.5

July 31, 2005 Quarter Ended Financial Statement.

17.6

April 30, 2005 Year Ended Financial Statement.

17.7

April 30, 2004 Year Ended Financial Statement.

17.8

April 30, 2003 Year Ended Financial Statement.

17.9

April 30, 2002 Year Ended Financial Statement.

17.10

April 30, 2001 Year Ended Financial Statement.

GLOSSARY OF GEOLOGICAL TERMS

The following is a glossary of certain geological terms used in this Form 20-F Registration Statement:

Anomalous

means having a geochemical or geophysical character which deviates from regularity.

Anticline

means a fold with strata sloping downward on both sides from a common crest.

Archean

means of or relating to the oldest known rocks, those of the Precambrian Eon, that are predominantly igneous in composition.

Argillite

means rock that is made up of clay or silt particles, especially a hardened mudstone.

Basalt

means a hard, dense, dark volcanic rock composed chiefly of plagioclase, pyroxene, and olivine, and often having a glassy appearance.

Breccia

means fragmental rock whose components are angular and, therefore, as distinguished from conglomerates, are not water worn. May be sedimentary or formed by crushing or grinding along faults.

Carbonaceous

means relating to or consisting of or yielding carbon.

Chert

means variety of silica containing microcrystalline quartz.

Claim

means the area that confers mineral exploration/exploitation rights to the registered (mineral/mining) holder under the laws of the governing jurisdiction.

Clastic

means a sedimentary rock composed of fragments from pre-existing rock.

Conglomerate

means a composite rock made up of particles of varying size.

Contiguous

means adjacent.

Devonian

means of or belonging to the geologic time, system of rocks, or sedimentary deposits of the fourth period of the Paleozoic Era.

Diamond Drill

means a type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

Dolomite

means a magnesia-rich sedimentary rock resembling limestone.

Dolostone

means a sedimentary rock composed primarily of dolomite, a mineral made up of calcium, magnesium, carbon, and oxygen.

Fault

means a fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Foliation

means the layered structure common to metamorphic rocks.

Fracture

means breaks in rocks due to intensive folding or faulting.

Gabbro

means a usually coarse-grained igneous rock composed chiefly of calcic plagioclase and pyroxene.

Galena

means a soft blue-gray mineral; a major source of lead.

Geological

means pertaining to geology, the study of the planet earth – the materials of which it is made, the processes that act on these materials, the products formed, and the history of the planet and its life forms since its origin.

Geochemical

means the chemistry of the composition and alterations of the solid matter of the earth or a celestial body.

Geophysics

means the study of the earth by quantitative physical methods.

Gneisses

means a banded or foliated metamorphic rock, usually of the same composition as granite.

Granite

means plutonic igneous rock having visibly crystalline texture; generally composed of feldspar and mica and quartz.

Graphitic

means pertaining to, containing, derived from, or resembling, graphite.

Greywacke

means a variety of sandstone generally characterized by its hardness, dark color, and poorly-sorted, angular grains of quartz, feldspar, and small rock fragments set in a compact, clay-fine matrix.

Hematite

means an iron ore that is a natural iron oxide that is reddish or brown in colour.

Host

means a rock or mineral that is older than rocks or minerals introduced into it.

Intrusion

means a rock formed by having moved while in a molten state into pre-existing rocks.

Limestone

means a sedimentary rock consisting mainly of calcium that was deposited by the remains of marine animals.

Mafic

means relating to or being a dark-coloured igneous group of minerals that have a high magnesium and iron content.

Mineral Resource

means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineralization

means the concentration of metals and their chemical compounds within a body of rock.

Mudstone

means a detrital sedimentary rock composed of clay-sized particles.

Net Smelter

Return and NSR

means the amount of the excess, if any, of Revenue, less Costs.  All or any exploration, development and mine construction costs and interest thereon are not to be charged or deducted from the NSR.

Paleoproterozoic

means adjective implying conditions between 1.6 billon years ago and 2.5 billion years ago.

Pyrite

means a cubic iron sulfide mineral with a brassy metallic luster that is used as an iron ore, as a source of sulfur, and in the production of sulfuric acid.

Quartz

means a mineral composed of silicon dioxide.

Reverse Circulation

means drilling that produces rock chips rather than core; the chips are forced by air to the surface and are collected for examination and analysis. Faster and cheaper than diamond drilling.

Sandstone

means a type of sedimentary rock made up of particles of sand, mostly quartz, bound together with a mineral cement, along with some feldspar, mica and rock debris.

Shale

means a fine-grained detrital sedimentary rock, formed by the compaction of clay, silt, or mud

Siliceous

means of or containing silica, a hard mineral substance found in various natural deposits.

Siltstone

means a form of fine-grained sandstone consisting of compressed silt.

Soil sampling

means the systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Stratigraphy

means Cultural remains and natural sediments become buried over time, forming strata.

Strike

means the direction or trend of a geologic structure.

Syncline

means a fold in rocks in which the rock layers dip inward from both sides toward the axis.

Tholeiitic Basalt

means basalt that is relatively rich in silica and poor in sodium.

Tuff

means hard volcanic rock composed of compacted volcanic ash.

Vein

means a thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Volcanic

means a description of rocks originating from volcanic activity.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CROSSHAIR EXPLORATION & MINING CORP.

/s/ Mark J. Morabito
By: Mark J. Morabito,
President and CEO

Date:    December 7, 2005